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The information in this prospectus supplement is not complete and may be changed.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130993

         Subject to Completion, dated January 12, 2006

PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 12, 2006)

                Shares

Common Stock

The Macerich Company is offering                shares of its common stock.

Our common stock trades on the New York Stock Exchange under the symbol "MAC." On January 11, 2006, the closing sale price of our common stock was $73.57 per share.

Investing in the common stock involves risks. See "Risk Factors" beginning on page S-8.

	Per Share	Total
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to The Macerich Company

We have granted Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. the right, exercisable for 30 days from the date hereof, to purchase up to an additional                     shares of common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about January     , 2006.

Joint Book-Running Managers

Deutsche Bank Securities	JPMorgan

The date of this prospectus supplement is                           , 2006.

SUMMARY

        This summary highlights some information from this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, and it may not contain all of the information that is important to you. The summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. You should read the full text of, and consider carefully the more specific details contained in or incorporated by reference in, this prospectus supplement and the accompanying prospectus. When used in this prospectus supplement and the accompanying prospectus, the terms "Company," "Macerich," "we," "our" and "us" refer to The Macerich Company and its subsidiaries, unless the context requires otherwise.

Our Company

        We are a real estate investment trust, or REIT, that primarily acquires, leases, manages, redevelops and develops regional malls located throughout the United States. We are the sole general partner of, and own approximately 82% of the limited partnership interests of, The Macerich Partnership, L.P., or Macerich Partnership, our operating partnership. We conduct all of our operations through Macerich Partnership and our management companies. Together with our predecessors, we have been engaged in the shopping center business since 1965.

        We are one of the largest mall operators in the United States, as measured by gross leasable area. We own directly or through joint ventures 75 regional malls, 20 community shopping centers and 2 development properties, aggregating approximately 79 million square feet of gross leasable area. As of September 30, 2005, we had mall and freestanding gross leasable area occupancy rates of 93.4%, excluding major development and redevelopment properties.

        We were organized as a Maryland corporation in September 1993. Our principal executive offices are located at 401 Wilshire Boulevard, Suite 700, Santa Monica, California 90401, and our telephone number is (310) 394-6000.

Our Business Strategy

        We have the following four-pronged business strategy, which focuses on the acquisition, leasing and management, redevelopment and development of regional shopping centers.

  Acquisitions

        We focus on well-located, quality regional shopping centers that are, or we believe can be, dominant in their trade area and have strong revenue enhancement potential. We subsequently seek to improve operating performance and returns from these properties through leasing, management and redevelopment. Since our initial public offering, we have acquired interests in shopping centers nationwide. We believe that we are geographically well positioned to cultivate and maintain ongoing relationships with potential sellers and financial institutions and to act quickly when acquisition opportunities arise.

  Leasing and Management

        We believe that the shopping center business requires specialized skills across a broad array of disciplines for effective and profitable operations. For this reason, we have developed a fully integrated real estate organization with in-house acquisition, accounting, development, finance, leasing, legal, marketing, property management and redevelopment expertise. In addition, we emphasize a philosophy of decentralized property management, leasing and marketing performed by on-site professionals. We believe that this strategy results in the optimal operation, tenant mix and drawing power of each shopping center as well as the ability to respond quickly to changing competitive conditions of the shopping center's trade area.

        We believe that on-site property managers can most effectively operate the shopping centers. Each shopping center's property manager is responsible for overseeing the operations, marketing, maintenance and security functions at the shopping center. Property managers focus special attention on controlling operating costs, a key element in the profitability of the shopping centers, and seek to develop strong relationships with and to be responsive to the needs of retailers.

        Similarly, we generally utilize on-site and regionally located leasing managers to better understand the market and the community in which a shopping center is located. Leasing managers are charged with more than the responsibility of leasing space. We continually assess and fine tune each shopping center's tenant mix, identify and replace underperforming tenants and seek to optimize existing tenants' sizes and configurations.

        On a selective basis, we also do property management and leasing for third parties. We currently manage four malls for third-party owners on a fee basis. In addition, we manage six community centers and other businesses for a related party.

  Redevelopment

        One of the major components of our growth strategy is our ability to redevelop acquired properties. For this reason, we have built a staff of redevelopment professionals who have primary responsibility for identifying redevelopment opportunities that will result in enhanced long-term financial returns and market position for the shopping centers. The redevelopment professionals oversee the design and construction of the projects in addition to obtaining required governmental approvals.

  Development

        We are pursuing ground-up development projects on a selective basis. We believe we can supplement our strong acquisition, operations and redevelopment skills with our ground-up development expertise to further increase growth opportunities.

Wilmorite Acquisition

        On April 25, 2005, we and Macerich Partnership completed the acquisition of Wilmorite Properties, Inc., or Wilmorite, and Wilmorite Holdings, L.P., or Wilmorite Holdings. Wilmorite's portfolio includes interests in 11 regional malls and two open-air community shopping centers with a total of 13.4 million square feet of space located in Connecticut, New York, New Jersey, Kentucky and Virginia. The total purchase price was approximately $2.333 billion, including the assumption of approximately $879 million of existing debt with an average interest rate of 6.43% and the issuance of $234 million of convertible preferred units ("CPUs") and $5.8 million of common units in Wilmorite Holdings. The balance of the consideration to the equity holders of Wilmorite and Wilmorite Holdings was paid in cash, which was provided primarily by a five-year, $450 million term loan bearing interest at LIBOR plus 1.50% and a $650 million acquisition loan with a term of up to two years and bearing interest initially at LIBOR plus 1.60%. One of our affiliates is the general partner of and, together with certain of our other affiliates, own approximately 83% of Wilmorite Holdings, with the remaining 17% held by those limited partners of Wilmorite Holdings who elected to receive CPUs or common units in Wilmorite Holdings rather than cash in the acquisition. We or the holders of approximately $213 million of the CPUs can cause the redemption thereof, subject to certain conditions, in exchange for the portion of the Wilmorite portfolio generally located in the area of Rochester, New York. Part of the net proceeds from this offering will be used to repay a portion of the indebtedness incurred to finance this acquisition.

Valley River Center Acquisition

        Macerich Partnership has entered into an agreement to acquire Valley River Center from the private real estate development and investment company Grosvenor. The gross purchase price is $187.5 million. The return on cost for the initial year of ownership is expected to be 6.6%. Closing of this acquisition is expected to be in early February, subject to satisfaction of customary closing conditions.

        Valley River Center is a 916,000 square foot super-regional mall located in Eugene, Oregon anchored by Meier & Frank, Macy's and JC Penney. The mall includes 254,000 square feet of mall shop space and also includes a planned development of a Regal Cinema 15 screen stadium style theater complex. Annual tenant sales per square foot are approximately $420. Macerich currently manages the mall. Grosvenor will continue to own certain out parcels adjacent to the mall.

THE OFFERING

Common stock offered	shares of common stock. We also have granted the underwriters an option to purchase up to additional shares of common stock to cover over-allotments.
Common stock to be outstanding after the offering(1)	shares ( shares if the underwriters exercise their over-allotment option in full).
NYSE symbol for our common stock	Our common stock is traded on the New York Stock Exchange under the symbol "MAC."
Use of proceeds
We expect to receive approximately $ million in net proceeds from this offering ($ million if the underwriters exercise in full their option to purchase additional shares of common stock), after deducting the underwriters' discounts and commissions and our estimated offering expenses. We are required by the terms of the partnership agreement with Macerich Partnership to invest, contribute or otherwise transfer the net proceeds of any sale of the common stock to Macerich Partnership in exchange for securities of Macerich Partnership that have economic interests substantially similar to those of the common stock. Macerich Partnership intends to use the net proceeds from this offering to acquire Valley River Center and to repay indebtedness. See "Use of Proceeds."

(1)
Includes 524,768 shares of unvested restricted common stock as of December 31, 2005 and excludes shares of common stock issuable upon exercise of employee stock options and redemption or conversion of operating partnership units and preferred stock. See "Description of Our Capital Stock" and "Description of Our Common Stock."

Risk Factors

        An investment in the common stock involves certain risks that a potential investor should carefully evaluate prior to making an investment in the common stock. See "Risk Factors" beginning on page S-8.

Summary Consolidated Financial Information

        The following table presents summary consolidated financial information. Certain of the summary consolidated financial information has been derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, both of which are incorporated herein by reference. See "Where You Can Find More Information and Incorporation by Reference." In our opinion, the unaudited consolidated financial information at and for the nine months ended September 30, 2005 reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information set forth therein. You should read this summary consolidated financial information in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in such Quarterly Report on Form 10-Q and Annual Report on Form 10-K. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the operating results to be expected for the year ended December 31, 2005.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2005	2004	2004	2003	2002
	(All amounts in thousands, except share and per share data)
OPERATING DATA:
Revenues:
Minimum rents(1)	$330,218	$231,951	$329,689	$286,298	$219,537
Percentage rents	11,114	7,932	17,654	12,427	10,735
Tenant recoveries	167,018	116,141	159,005	152,696	115,993
Management Companies(2)	18,362	15,656	21,751	14,630	4,826
Other	16,470	12,406	19,169	17,526	11,819

Total revenues	543,182	384,086	547,268	483,577	362,910
Shopping center and operating expenses	176,055	114,243	164,983	151,325	113,808
Management Companies' operating expenses(2)	35,086	26,280	38,298	31,587	13,181
REIT general and administrative expenses	9,937	8,084	11,077	8,482	7,435
Depreciation and amortization(1)	147,595	101,846	142,096	104,920	74,504
Interest expense	175,629	105,480	146,327	130,707	120,288

(Loss) income from continuing operations before minority interest, unconsolidated entities and gain (loss) on sale or write-down of assets	(1,120)	28,153	44,487	56,556	33,694
Minority interest(3)	(7,085)	(12,650)	(19,870)	(28,907)	(20,189)
Equity in income of unconsolidated joint ventures and management companies(2)	46,416	40,250	54,881	59,348	43,049
Gain (loss) on sale or write down of assets	1,177	681	927	12,420	(3,820)
Loss on early extinguishment of debt	—	(1,642)	(1,642)	(170)	(3,605)
Discontinued operations(4):
Gain on sale of assets	297	313	7,114	22,031	26,073
Income from discontinued operations	2,466	4,206	5,736	6,756	6,180

Net income	42,151	59,311	91,633	128,034	81,382
Less preferred dividends	13,197	6,783	9,140	14,816	20,417

Net income available to common stockholders	$28,954	$52,528	$82,493	$113,218	$60,965

Earnings per share ("EPS")—basic:(5)
Income from continuing operations	$0.45	$0.84	$1.23	$1.68	$0.98
Discontinued operations	0.04	0.06	0.18	0.43	0.65

Net income per share—basic	$0.49	$0.90	$1.41	$2.11	$1.63

EPS—diluted:(5)(7)(8)
Income from continuing operations	$0.45	$0.83	$1.22	$1.71	$0.98
Discontinued operations	0.04	0.06	0.18	0.38	0.64

Net income per share—diluted	$0.49	$0.89	$1.40	$2.09	$1.62

	At and For the Nine Months Ended September 30,		At and For the Year Ended December 31,
	2005	2004	2004	2003	2002
	(All amounts in thousands)
BALANCE SHEET DATA:
Investment in real estate (before accumulated depreciation)	$5,409,852	$3,382,285	$4,149,776	$3,662,359	$3,251,674
Total assets	$7,063,037	$4,400,373	$4,637,096	$4,145,593	$3,662,080
Total mortgage, notes and debentures payable	$5,292,345	$2,993,430	$3,230,120	$2,682,598	$2,291,908
Minority interest(3)	$294,897	$222,651	$221,315	$237,615	$221,497
Class A participating convertible preferred units	$213,786	—	—	—	—
Class A non-participating convertible preferred units	$21,501	—	—	—	—
Series A and Series B Preferred Stock(6)	$98,934	$98,934	$98,934	$98,934	$247,336
Common stockholders' equity	$837,866	$917,369	$913,533	$953,485	$797,798

OTHER DATA:
Funds from operations ("FFO")—diluted(6)	$234,110	$209,618	$299,172	$269,132	$194,643
Cash flows provided by (used in):
Operating activities	$184,978	$166,197	$194,379	$202,783	$163,176
Investing activities	$(98,837)	$(287,651)	$(479,252)	$(328,372)	$(875,032)
Financing activities	$(90,038)	$120,725	$316,631	$115,703	$739,122
Number of centers at year/month end	98	82	84	78	79
Weighted average number of shares outstanding—EPS basic	59,073	58,479	58,537	53,669	37,348
Weighted average number of shares outstanding—EPS diluted(7)(8)	73,522	73,053	73,099	75,198	50,066
Cash distribution declared per common share	$1.95	$1.83	$2.48	$2.32	$2.22

(1)
During 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations ("SFAS 141"). The amortization of below market leases, which is recorded in minimum rents, was $9.2 million, $6.1 million and $1.1 million for the year ended December 31, 2004, 2003 and 2002, respectively, and $8.5 million and $6.6 million for the nine months ended September 30, 2005 and 2004, respectively.

(2)
Unconsolidated joint ventures include all Centers (as defined in "Risk Factors") and entities in which we do not have a controlling ownership interest and for Macerich Management Company through June 30, 2003. We account for the joint ventures using the equity method of accounting. Effective July 1, 2003, we began consolidating the accounts of Macerich Management Company, in accordance with Financial Accounting Standards Board Interpretation Number ("FIN") 46. Effective July 26, 2002, we consolidated the accounts of the Westcor management companies.

(3)
"Minority Interest" reflects the ownership interest in Macerich Partnership or other unconsolidated entities not owned by Macerich.

(4)
In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. We adopted SFAS 144 on January 1, 2002.

We sold Boulder Plaza on March 19, 2002 and in accordance with SFAS 144 the results of Boulder Plaza for the period from January 1, 2002 to March 19, 2002 have been reclassified into discontinued operations. Total revenues associated with Boulder Plaza were approximately $0.5 million for the period January 1, 2002 to March 19, 2002.

Additionally, we sold our 67% interest in Paradise Village Gateway on January 2, 2003 (acquired in July 2002), and the loss on sale of $0.2 million has been reclassified to discontinued operations in 2003. Total revenues associated with Paradise Village Gateway for the period ending December 31, 2002 were $2.4 million. We sold Bristol Center on August 4, 2003, and the results for the period January 1, 2003 to August 4, 2003 and for the year ended December 31, 2002 have been reclassified to discontinued operations. The sale of Bristol Center resulted in a gain on sale of asset of $22.2 million in 2003. Total revenues associated with Bristol Center were approximately $2.5 million for the period January 1, 2003 to August 4, 2003 and $4.0 million for the year ended December 31, 2002.

We sold Westbar on December 16, 2004, and the results for the period January 1, 2004 to December 16, 2004 and for the year ended December 31, 2003 and for the period July 26, 2002 to December 31, 2002 have been reclassified to discontinued operations. The sale of Westbar resulted in a gain on sale of asset of $6.8 million.

  Total revenues associated with Westbar were approximately $4.8 million for the period January 1, 2004 to December 17, 2004 and $5.7 million for the year ended December 31, 2003 and $2.1 million for the period July 26, 2002 to December 31, 2002. Total revenues for the nine months ended September 30, 2004 were $3.6 million.

On January 5, 2005, we sold Arizona Lifestyle Galleries and the impact on our results for the nine months ended September 30, 2004 was insignificant. The sale of this property resulted in a gain on sale of $0.3 million.

Additionally, the results of Crossroads Mall in Oklahoma for the years ended December 31, 2004, 2003 and 2002 and for the nine months ended September 30, 2005 and 2004 have been reclassified to discontinued operations. We have identified this asset for disposition. Total revenues associated with Crossroads Mall were approximately $11.2 million, $12.2 million and $11.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. In addition, revenues associated with Crossroads Mall were $8.2 million and $8.4 million for the nine months ended September 30, 2005 and 2004, respectively.

(5)
Earnings per share are based on SFAS No. 128 for all years presented.

(6)
We use FFO in addition to net income to report our operating and financial results and consider FFO and FFO-diluted as supplemental measures for the real estate industry and a supplement to GAAP measures. The NAREIT defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from extraordinary items and sales of depreciated operating properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. FFO and FFO on a fully diluted basis are useful to investors in comparing operating and financial results between periods. This is especially true since FFO excludes real estate depreciation and amortization, as we believe real estate values fluctuate based on market conditions rather than depreciating in value ratably on a straight-line basis over time. FFO on a fully diluted basis is one of the measures investors find most useful in measuring the dilutive impact of outstanding convertible securities. FFO does not represent cash flow from operations as defined by GAAP, should not be considered as an alternative to net income as defined by GAAP and is not indicative of cash available to fund all cash flow needs. FFO as presented may not be comparable to similarly titled measures reported by other real estate investment trusts. For the reconciliation of FFO and FFO-diluted to net income, see our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, which are incorporated by reference in this prospectus supplement.

In compliance with the SEC's Regulation G and Amended Item 10 of Regulation S-K relating to non-GAAP financial measures, we have revised our FFO definition as of January 1, 2003 and for all periods presented, to include gain or loss on sales of peripheral land, impairment of assets, losses on debt-related transactions and the effect of SFAS No. 141 to amortize the below market leases which are recorded in minimum rents. Our revised definition is in accordance with the definition provided by NAREIT.

The inclusion of gains (losses) on sales of peripheral land included in FFO for the years ended December 31, 2004, 2003 and 2002 were $4.4 million (including $3.5 million from joint ventures at pro rata), $1.4 million (including $0.4 million from joint ventures at pro rata), and $2.5 million (including $2.4 million from joint ventures at pro rata), respectively. In addition, the inclusion of gains (losses) on sales of peripheral land included in FFO for the nine months ended September 30, 2005 and 2004 were $3.2 million (including $1.9 million from joint ventures at pro rata) and $3.0 million (including $2.6 million from joint ventures at pro rata).

FFO for the year ended December 31, 2002 has been restated to reflect our share of impairment of assets and losses on debt-related transactions, the latter of which was previously reported as extraordinary items under GAAP. Our write-off of impairment of assets for 2002 was $13.3 million (including $10.2 million from joint ventures at pro rata). Our losses on debt-related transactions for the year ended December 31, 2002 were $3.6 million.

The computation of FFO-diluted includes the effect of outstanding common stock options and restricted stock using the treasury method. We had $125.1 million of convertible subordinated debentures (the "Debentures") which matured December 15, 2002. The Debentures were dilutive for the year ended December 31, 2002 and were included in the FFO calculation. The Debentures were paid off in full on December 13, 2002. On February 25, 1998, we sold $100 million of our Series A Preferred Stock. On June 16, 1998, we sold $150 million of our Series B Preferred Stock. The Series A and Series B Preferred Stock can be converted on a one-for-one basis for common stock. The Series A and Series B Preferred Stock then outstanding was dilutive to FFO in 2004, 2003 and 2002 and was dilutive to net income in 2003. All of the Series B Preferred Stock was converted to common stock on September 9, 2003.

(7)
Assumes that all Macerich Partnership and Westcor partnership units are converted to common stock on a one-for-one basis. The Westcor partnership units were converted into Macerich Partnership units on July 27, 2004.

(8)
Assumes issuance of common stock for in-the-money options and restricted stock calculated using the Treasury method in accordance with SFAS No. 128 for all years presented.

Summary Unaudited Pro Forma Consolidated Operating Data

        The following table presents summary unaudited pro forma consolidated operating data which reflects the acquisition of Wilmorite and Wilmorite Holdings as if such acquisition occurred on January 1, 2004. This summary unaudited pro forma consolidated operating data does not purport to be indicative of the operating results which would have been achieved had the Wilmorite acquisition been consummated as of January 1, 2004 and should not be construed as representative of future operating results. This summary unaudited pro forma consolidated operating data should be read in conjunction with our historical consolidated financial statements and notes thereto, and the historical consolidated financial statements of Wilmorite and notes thereto and the pro forma consolidated financial information and notes thereto included in our Current Report on Form 8-K/A filed with the SEC on July 5, 2005 and our Current Report on Form 8-K filed with the SEC on January 12, 2006, in each case incorporated by reference herein.

	For the Nine Months Ended September 30, 2005	For the Year Ended December 31, 2004
	(in thousands, except per share data)
Operating Data:
Revenues	$608,442	$750,407
Income from continuing operations	38,991	80,663
Discontinued operations	2,763	12,850
Minority interest	6,109	18,100
Net income	35,645	75,413
Preferred dividends	17,440	22,605
Net income available to stockholders	18,205	52,808
Earnings per share—basic:
Income from continuing operations	$0.27	$0.73
Discontinued operations	0.04	0.18

Net income	$0.31	$0.91

Earnings per share—diluted:
Income from continuing operations	$0.27	$0.72
Discontinued operations	0.04	0.18

Net income	$0.31	$0.90

Weighted average number of shares outstanding:
Basic	59,073	58,537
Diluted	73,522	73,099

RISK FACTORS

        You should carefully consider, among other factors, the matters described below before purchasing any shares of our common stock.

We invest primarily in shopping centers, which are subject to a number of significant risks that are beyond our control.

        Real property investments are subject to varying degrees of risk that may affect the ability of our regional and community shopping centers to generate sufficient revenues to meet operating and other expenses, including debt service, lease payments, capital expenditures and tenant improvements, and to make distributions to us and our stockholders. Shopping centers wholly owned by us are referred to as "Wholly Owned Centers" and shopping centers that are partly but not wholly owned by us are referred to as "Joint Venture Centers." Each of the Wholly Owned Centers and Joint Venture Centers are referred to as a "Center." A number of factors may decrease the income generated by the Centers, including:

  •
  the national economic climate;

  •
  the regional and local economy (which may be negatively impacted by plant closings, industry slowdowns, union activity, adverse weather conditions, natural disasters, terrorist activities and other factors);

  •
  local real estate conditions (such as an oversupply of, or a reduction in demand for, retail space or retail goods, and the availability and creditworthiness of current and prospective tenants);

  •
  perceptions by retailers or shoppers of the safety, convenience and attractiveness of a Center; and

  •
  increased costs of maintenance, insurance and operations (including real estate taxes).

        Income from shopping center properties and shopping center values are also affected by applicable laws and regulations, including tax, environmental, safety and zoning laws, and by interest rate levels and the availability and cost of financing. In addition, the number of prospective buyers interested in purchasing shopping centers is limited. Therefore, if we were to sell one or more of our shopping centers, we may receive less money than we originally invested in the Center.

Some of our Centers are geographically concentrated and, as a result, are sensitive to local economic and real estate conditions.

        A significant percentage of our Centers are located in California and Arizona and 12 Centers in the aggregate are located in New York, New Jersey and Connecticut. To the extent that weak economic or real estate conditions, including as a result of the factors described in the preceding risk factor, or other factors affect California, Arizona, New York, New Jersey or Connecticut (or their respective regions) more severely than other areas of the country, our financial performance could be negatively impacted.

Our Centers must compete with other retail centers and retail formats for tenants and customers.

        There are numerous shopping facilities that compete with the Centers in attracting tenants to lease space, and an increasing number of new retail formats and technologies other than retail shopping centers compete with the Centers for retail sales. Competing retail formats include lifestyle centers, factory outlet centers, power centers, discount shopping clubs, mail-order services, internet shopping and home shopping networks. Our revenues may be reduced as a result of increased competition.

Our Centers depend on tenants to generate rental revenues.

        Our revenues and funds available for distribution will be reduced if:

  •
  a significant number of our tenants are unable (due to poor operating results, bankruptcy, terrorist activities or other reasons) to meet their obligations;

  •
  we are unable to lease a significant amount of space in the Centers on economically favorable terms; or

  •
  for any other reason, we are unable to collect a significant amount of rental payments.

        A decision by a department store or other large retail store tenant (an "anchor"), or other significant tenant, to cease operations at a Center could also have an adverse effect on our financial condition. The closing of an anchor or other significant tenant may allow other anchors and/or other tenants to terminate their leases, seek rent relief and/or cease operating their stores at the Center or otherwise adversely affect occupancy at the Center. In addition, tenants at one or more Centers might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies in the retail industry. The bankruptcy and/or closure of retail stores, or sale of a store or stores to a less desirable retailer, may reduce occupancy levels and rental income, or otherwise adversely affect our financial performance. Furthermore, if the store sales of retailers operating in the Centers decline sufficiently, tenants might be unable to pay their minimum rents or expense recovery charges. In the event of a default by a lessee, the affected Center may experience delays and costs in enforcing its rights as lessor.

        For example, on October 24, 2005, Federated Department Stores, Inc. disclosed that it has identified 82 duplicate locations in certain malls which will be divested during 2006. Eleven of the identified stores are located in 10 of our Centers. No assurances can be given regarding the impact on us of those divestitures if they occur.

Our acquisition and real estate development strategies may not be successful.

        Our historical growth in revenues, net income and funds from operations has been closely tied to the acquisition and redevelopment of shopping centers. Many factors, including the availability and cost of capital, our total amount of debt outstanding, interest rates and the availability of attractive acquisition targets, among others, will affect our ability to acquire and redevelop additional properties in the future. We may not be successful in pursuing acquisition opportunities, and newly acquired properties may not perform as well as expected. Expenses arising from our efforts to complete acquisitions, redevelop properties or increase our market penetration may have a material adverse effect on our business, financial condition and results of operations. We face competition for acquisitions primarily from other REITs, as well as from private real estate companies and financial buyers. Some of our competitors have greater financial and other resources. Increased competition for shopping center acquisitions may impact adversely our ability to acquire additional properties on favorable terms. We cannot guarantee that we will be able to implement our growth strategy successfully or manage our expanded operations effectively and profitably.

        We may not be able to achieve the anticipated financial and operating results from newly acquired assets. Some of the factors that could affect anticipated results are:

  •
  our ability to integrate and manage new properties, including increasing occupancy rates and rents at such properties;

  •
  the disposal of non-core assets within an expected time frame; and

  •
  our ability to raise long-term financing to implement a capital structure at a cost of capital consistent with our business strategy.

        Our business strategy also includes the selective development and construction of retail properties. Any development, redevelopment and construction activities that we may undertake will be subject to the risks of real estate development, including lack of financing, construction delays, environmental requirements, budget overruns, sunk costs and lease-up. Furthermore, occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable. Real estate development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, and occupancy and other required governmental permits and authorizations. If any of the above events occur, our ability to pay dividends to our stockholders and service our indebtedness could be adversely affected.

Recent U.S. federal income tax developments could affect the desirability of investing in us for individual taxpayers.

        In May 2003, U.S. federal legislation was enacted that reduced the maximum tax rate for dividends payable to individual taxpayers generally from 38.6% to 15% (from January 1, 2003 through 2008). However, dividends payable by REITs are not eligible for such treatment, except in limited circumstances which we do not expect to occur. Although this legislation did not have a directly adverse effect on the taxation of REITs or dividends paid by REITs, the more favorable treatment for non-REIT dividends could cause individual investors to consider investments in non-REIT corporations as more attractive relative to an investment in a REIT.

Certain individuals have substantial influence over the management of both us and Macerich Partnership, which may create conflicts of interest.

        Under the limited partnership agreement of Macerich Partnership, we, as the sole general partner, are responsible for the management of Macerich Partnership's business and affairs. Each of Mace Siegel, Arthur M. Coppola, Dana K. Anderson and Edward C. Coppola (the "principals") serve as our executive officers and are members of our board of directors. Accordingly, these principals have substantial influence over our management and the management of Macerich Partnership.

The tax consequences of the sale of some of the Centers may create conflicts of interest.

        The principals will experience negative tax consequences if some of the Centers are sold. As a result, the principals may not favor a sale of these Centers even though such a sale may benefit our other stockholders.

The guarantees of indebtedness by and certain holdings of the principals may create conflicts of interest.

        The principals have guaranteed mortgage loans encumbering one of the Centers. As of the date of this prospectus supplement, the principals have guaranteed an aggregate principal amount of approximately $21.75 million. The existence of guarantees of these loans by the principals could result in the principals having interests that are inconsistent with your interests.

        The principals may have different interests than our stockholders because they are significant holders of Macerich Partnership.

If we were to fail to qualify as a REIT, we will have reduced funds available for distributions to our stockholders.

        We believe that we currently qualify as a REIT. No assurance can be given that we will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions and of the applicable income tax regulations is greater in the case of a REIT structure like ours that holds assets in partnership form. The determination of various factual matters and circumstances not entirely within our control, including determinations by our partners in the Joint Venture Centers, may affect our continued qualification as a REIT. In addition, legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to our qualification as a REIT or the U.S. federal income tax consequences of that qualification.

        If in any taxable year we were to fail to qualify as a REIT, we will suffer the following negative results:

  •
  we will not be allowed a deduction for distributions to stockholders in computing our taxable income; and

  •
  we will be subject to U.S. federal income tax on our taxable income at regular corporate rates.

        In addition, if we were to lose our REIT status, we will be prohibited from qualifying as a REIT for the four taxable years following the year during which the qualification was lost, absent relief under statutory provisions. As a result, net income and the funds available for distributions to our stockholders would be reduced for at least five years and the fair market value of our shares could be materially adversely affected. Furthermore, the Internal Revenue Service could challenge our REIT status for past periods, which if successful could result in us owing a material amount of tax for prior periods. It is possible that future economic, market, legal, tax or other considerations might cause our board of directors to revoke our REIT election.

        Even if we remain qualified as a REIT, we might face other tax liabilities that reduce our cash flow. Further, we might be subject to federal, state and local taxes on our income and property. Any of these taxes would decrease cash available for distributions to stockholders.

Complying with REIT requirements might cause us to forego otherwise attractive opportunities.

        In order to qualify as a REIT for U.S. federal income tax purposes, we must satisfy tests concerning, among other things, our sources of income, the nature of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may also be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with REIT requirements may cause us to forego opportunities we would otherwise pursue.

        In addition, the REIT provisions of the Internal Revenue Code impose a 100% tax on income from "prohibited transactions." Prohibited transactions generally include sales of assets that constitute inventory or other property held for sale in the ordinary course of business, other than foreclosure property. This 100% tax could impact our desire to sell assets and other investments at otherwise opportune times if we believe such sales could be considered a prohibited transaction.

Complying with REIT requirements may force us to borrow to make distributions to our stockholders.

        As a REIT, we generally must distribute 90% of our annual taxable income (subject to certain adjustments) to our stockholders. From time to time, we might generate taxable income greater than our net income for financial reporting purposes, or our taxable income might be greater than our cash flow available for distributions to our stockholders. If we do not have other funds available in these situations, we might be unable to distribute 90% of our taxable income as required by the REIT rules. In that case, we would need to borrow funds, sell a portion of our investments (potentially at disadvantageous prices) or find another alternative source of funds. These alternatives could increase our costs or reduce our equity and reduce amounts for investments.

Outside partners in Joint Venture Centers result in additional risks to our stockholders.

        We own partial interests in property partnerships that own 44 Joint Venture Centers as well as fee title to a site that is ground leased to a property partnership that owns a Joint Venture Center and several development sites. We may acquire partial interests in additional properties through joint venture arrangements. Investments in Centers that are not Wholly Owned Centers involve risks different from those of investments in Wholly Owned Centers.

        We may have fiduciary responsibilities to our partners that could affect decisions concerning the Joint Venture Centers. Third parties may share control of major decisions relating to the Joint Venture Centers, including decisions with respect to sales, refinancings and the timing and amount of additional capital contributions, as well as decisions that could have an adverse impact on our status. For example, we may lose our management rights relating to the Joint Venture Centers if:

  •
  we fail to contribute our share of additional capital needed by the property partnerships;

  •
  we default under a partnership agreement for a property partnership or other agreements relating to the property partnerships or the Joint Venture Centers; or

  •
  with respect to certain of the Joint Venture Centers, if certain designated key employees no longer are employed in the designated positions.

        In addition, some of our outside partners control the day-to-day operations of eight Joint Venture Centers (NorthPark Center, West Acres Center, Eastland Mall, Granite Run Mall, Lake Square Mall, NorthPark Mall, South Park Mall and Valley Mall). We therefore do not control cash distributions from these Centers, and the lack of cash distributions from these Centers could jeopardize our ability to maintain our qualification as a REIT.

Our holding company structure makes us dependent on distributions from Macerich Partnership.

        Because we conduct our operations through Macerich Partnership, our operating partnership, our ability to service our debt obligations and pay dividends to our stockholders are strictly dependent upon the earnings and cash flows of Macerich Partnership and the ability of Macerich Partnership to make distributions to us. Under the Delaware Revised Uniform Limited Partnership Act, Macerich Partnership is prohibited from making any distribution to us to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of Macerich Partnership (other than some non-recourse liabilities and some liabilities to the partners) exceed the fair value of the assets of Macerich Partnership.

Possible environmental liabilities could adversely affect us.

        Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in that real property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. The costs of investigation, removal or remediation of hazardous or toxic substances may be substantial. In addition, the presence of hazardous or toxic substances, or the failure to remedy environmental hazards properly, may adversely affect the owner's or operator's ability to sell or rent affected real property or to borrow money using affected real property as collateral.

        Persons or entities that arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of hazardous or toxic substances at the disposal or treatment facility, whether or not that facility is owned or operated by the person or entity arranging for the disposal or treatment of hazardous or toxic substances. Laws exist that impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real property for personal injury associated with exposure to asbestos-containing materials. In connection with our ownership, operation, management, development and redevelopment of the Centers, or any other Centers or properties we acquire in the future, we may be potentially liable under these laws and may incur costs in responding to these liabilities.

Uninsured losses could adversely affect our financial condition.

        Each of our Centers has comprehensive liability, fire, extended coverage and rental loss insurance with insured limits customarily carried for similar properties. We do not insure certain types of losses (such as losses from wars), because they are either uninsurable or not economically insurable. In addition, while we or the relevant joint venture, as applicable, carry earthquake insurance on the Centers located in California, the policies are subject to a deductible equal to 5% of the total insured value of each Center, a $100,000 per occurrence minimum and a combined annual aggregate loss limit of $200 million on these Centers. While we or the relevant joint venture also carry terrorism insurance on the Centers, the policies are subject to a $10,000 deductible and a combined annual aggregate loss limit of $800 million for both certified and non-certified acts of terrorism. Each Center has environmental insurance covering eligible third-party losses, remediation and non-owned disposal sites, subject to a $100,000 deductible and a $10 million three-year aggregate limit. Some environmental losses are not covered by this insurance because they are uninsurable or not economically insurable. Furthermore, we carry title insurance on many of the Centers for less than their full value. If an uninsured loss or a loss in excess of insured limits occurs, the entity that owns the affected Center could lose its capital invested in the Center, as well as the anticipated future revenue from the Center, while remaining obligated for any mortgage indebtedness or other financial obligations related to the Center. An uninsured loss or loss in excess of insured limits may negatively impact our financial condition.

        As the general partner of Macerich Partnership and certain of the property partnerships, we are generally liable for any of its unsatisfied obligations other than non-recourse obligations.

An ownership limit and certain anti-takeover defenses could inhibit a change of control of us or reduce the value of our common stock.

        The Ownership Limit. In order for us to maintain our qualification as a REIT, not more than 50% in value of our outstanding stock (after taking into account options to acquire stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include some entities that would not ordinarily be considered "individuals") during the last half of a taxable year. Our Charter restricts ownership of more than 5% (the "Ownership Limit") of the lesser of the number or value of our outstanding shares of stock by any single stockholder (with limited exceptions for some holders of limited partnership interests in Macerich Partnership, and their respective families and affiliated entities, including all four principals). In addition to enhancing preservation of our status as a REIT, the Ownership Limit may:

  •
  have the effect of delaying, deferring or preventing a change in control of us or other transaction without the approval of our board of directors, even if the change in control or other transaction is in the best interest of our stockholders; and

  •
  limit the opportunity for our stockholders to receive a premium for their common stock that they might otherwise receive if an investor were attempting to acquire a block of common stock in excess of the Ownership Limit or otherwise effect a change in control of us.

        Our board of directors, in its sole discretion, may waive or modify (subject to limitations) the Ownership Limit with respect to one or more of our stockholders, if it is satisfied that ownership in excess of this limit will not jeopardize our status as a REIT.

        Stockholder Rights Plan and Selected Provisions of our Charter and Bylaws. Agreements to which we are a party, as well as some of the provisions of our Charter and bylaws, may have the effect of delaying, deferring or preventing a third party from making an acquisition proposal for us and may inhibit a change in control that some, or a majority, of our stockholders might believe to be in their best interest or that could give our stockholders the opportunity to realize a premium over the then-prevailing market prices for their shares. These agreements and provisions include the following:

  •
  a stockholder rights plan (which is generally triggered when an entity, group or person acquires 15% or more of our common stock), which, in the event of a takeover attempt not approved by our board of directors, allows our stockholders to purchase shares of our common stock, or the common stock of the acquiring entity, at a 50% discount;

  •
  a staggered board of directors and limitations on the removal of directors, which may make the replacement of incumbent directors more time-consuming and difficult;

  •
  advance notice requirements for stockholder nominations of directors and stockholder proposals to be considered at stockholder meetings;

  •
  the obligation of the directors to consider a variety of factors (in addition to maximizing stockholder value) with respect to a proposed business combination or other change of control transaction;

  •
  the authority of the directors to classify or reclassify unissued shares and issue one or more series of common stock or preferred stock;

  •
  the authority to create and issue rights entitling the holders thereof to purchase shares of stock or other securities or property from us; and

  •
  limitations on the amendment of our Charter and bylaws, the dissolution or change in control of us, and the liability of our directors and officers.

        Selected Provisions of Maryland Law. The Maryland General Corporation Law prohibits business combinations between a Maryland corporation and an interested stockholder (which includes any person who beneficially holds 10% or more of the voting power of the corporation's shares) or its affiliates for five years following the most recent date on which the interested stockholder became an interested stockholder and, after the five-year period, requires the recommendation of the board of directors and two super-majority stockholder votes to approve a business combination unless the stockholders receive a minimum price determined by the statute. As permitted by Maryland law, our Charter exempts from these provisions any business combination between us and the principals and their respective affiliates and related persons. Maryland law also allows our board of directors to exempt particular business combinations before the interested stockholder becomes an interested stockholder. Furthermore, a person is not an interested stockholder if the transaction by which he or she would otherwise have become an interested stockholder is approved in advance by our board of directors.

        The Maryland General Corporation Law also provides that the acquirer of certain levels of voting power in electing directors of a Maryland corporation (one-tenth or more but less than one-third, one-third or more but less than a majority and a majority or more) is not entitled to vote the shares in excess of the applicable threshold, unless voting rights for the shares are approved by holders of two thirds of the disinterested shares or unless the acquisition of the shares has been specifically or generally approved or exempted from the statute by a provision in our Charter or bylaws adopted before the acquisition of the shares. Our Charter exempts from these provisions voting rights of shares owned or acquired by the principals and their respective affiliates and related persons. Our bylaws also contain a provision exempting from this statute any acquisition by any person of shares of our common stock. There can be no assurance that this bylaw will not be amended or eliminated in the future. The Maryland General Corporation Law and our Charter also contain supermajority voting requirements with respect to our ability to amend our Charter, dissolve, merge, or sell all or substantially all of our assets.

The price of our common stock may fluctuate significantly, which may make it difficult for you to resell the common stock when you want or at prices you find attractive.

        The price of our common stock on the New York Stock Exchange constantly changes. We expect that the market price of our common stock will continue to fluctuate. Our stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. In addition, the stock market in general has experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

Future issuances of common stock or securities convertible into or exchangeable for common stock may adversely affect the market price for our common stock.

        Additional issuances and sales of common stock or securities convertible into or exchangeable for common stock, or the perception that such issuances and sales could occur may cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at a time and price favorable to us.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement includes or incorporates by reference statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding, among other matters, our growth, acquisition, redevelopment and development opportunities, our acquisition and other strategies, regulatory matters pertaining to compliance with governmental regulations and other factors affecting our financial condition or results of operations. Words such as "expects," "anticipates," "intends," "projects," "predicts," "plans," "believes," "seeks," "estimates," and "should" and variations of these words and similar expressions are used in many cases to identify these forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause our actual results, performance or achievements to vary materially from future results, performance or achievements, or those of the industry, expressed or implied in such forward-looking statements. Such factors include the matters described herein and the following factors among others: general industry, economic and business conditions, which will, among other things, affect demand for retail space or retail goods, availability and creditworthiness of current and prospective tenants, anchor or tenant bankruptcies, closures, mergers or consolidations, lease rates and terms, availability and cost of financing, interest rate fluctuations and operating expenses; adverse changes in the real estate markets including, among other things, competition from other companies, retail formats and technologies, risks of real estate redevelopment, development, acquisitions and dispositions; governmental actions and initiatives (including legislative and regulatory changes); environmental and safety requirements; and terrorist activities that could adversely affect all of the above factors.

        Undue reliance should not be placed on forward-looking statements, which speak only as of the date of this prospectus supplement or as of the dates of the documents being incorporated by reference.

        For a description of risks relating to us and our business, see "Risk Factors" beginning on page S-8 of this prospectus supplement.

        All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and any other cautionary statements that may accompany such forward-looking statements. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless required by law to do so.

USE OF PROCEEDS

        The net proceeds to us from this offering (after deducting the underwriters' discounts and commissions and our offering expenses) are estimated to be $            million, and            million if the underwriters exercise in full their over-allotment option with respect to the common stock. We are required by the terms of the partnership agreement with Macerich Partnership to invest, contribute or otherwise transfer the net proceeds of any sale of the common stock to Macerich Partnership in exchange for securities of Macerich Partnership that have economic interests substantially similar to those of the common stock. Macerich Partnership intends to use the net proceeds from this offering to pay the purchase price for Valley River Center, a 916,000 square foot super-regional mall in Eugene, Oregon, to repay a portion of the indebtedness incurred for the acquisition of Wilmorite, which (depending on the amount of net proceeds received) will include the repayment of the amount outstanding under the $650 million interim loan facility with a term of up to two years and bearing interest initially at LIBOR plus 1.60%, increasing to LIBOR plus 2.0% in April 2006 (the effective interest rate on this debt at January 12, 2006 is 6.35%) and to repay other outstanding indebtedness, which may include indebtedness under our credit facilities. See "Summary—Our Company—Wilmorite Acquisition" and "—Valley River Center Acquisition."

CAPITALIZATION

        The following table sets forth our actual consolidated cash and cash equivalents and capitalization as of September 30, 2005, and as adjusted to give effect to this offering (assuming no exercise by the underwriters of their over-allotment option) and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds."

	September 30, 2005
	Actual	As Adjusted
	(in thousands, except share amounts)
Cash and cash equivalents	$68,217		$68,217

Debt:
Mortgage notes payable	$3,149,345		$3,149,345
Bank notes payable (1)	2,143,000
Class A participating convertible preferred units	213,786		213,786
Class A non-participating convertible preferred units	21,501		21,501
Series A Cumulative Convertible Redeemable
Preferred Stock, $.01 par value, 3,627,131 shares authorized, issued and outstanding	98,934		98,934
Common stockholders' equity:
Common stock, $.01 par value, 145,000,000 shares authorized; 59,313,832 shares issued and outstanding, actual; shares issued and outstanding, as adjusted (2)	591
Additional paid in capital	1,046,325
Accumulated deficit	(189,793)		(189,793)
Accumulated other comprehensive income	742		742
Unamortized restricted stock	(19,999)		(19,999)

Total common stockholders' equity	837,866

Total capitalization	$6,464,432	$

(1)
At December 31, 2005, the aggregate bank notes payable was $2.2 billion, which includes our revolving credit facility.

(2)
Excludes 520,844 shares of restricted stock and excludes shares of common stock issuable upon exercise of employee stock options and redemption or conversion of operating partnership units and preferred stock. See "Description of Our Common Stock."

COMMON STOCK MARKET DATA

        Our common stock is listed on the New York Stock Exchange and trades under the symbol "MAC." On January 11, 2006, the last reported sale price of our common stock was $73.57 per share on the New York Stock Exchange.

        The following table sets forth the range of high and low closing sale prices for our common stock, as reported by the New York Stock Exchange for the fiscal quarters indicated:

	High	Low
Year Ending December 31, 2006
First Quarter (through January 11, 2006)	$73.57	$68.89
Year Ended December 31, 2005
First Quarter	62.15	53.28
Second Quarter	67.32	54.00
Third Quarter	71.19	62.15
Fourth Quarter	68.58	60.91
Year Ended December 31, 2004
First Quarter	53.90	43.60
Second Quarter	54.30	39.75
Third Quarter	55.79	46.60
Fourth Quarter	64.66	54.10

DESCRIPTION OF OUR CAPITAL STOCK

        The following is a summary description of the material terms of our capital stock. Provisions of our Charter and our bylaws fix or may affect some of the terms of our capital stock.

Capitalization

        We are authorized to issue up to 220,000,000 shares of capital stock, currently consisting of 145,000,000 shares of common stock, $.01 par value per share, 15,000,000 shares of preferred stock, $.01 par value per share, and 60,000,000 shares of excess stock, $.01 par value per share (the "excess shares"). As of December 31, 2005, we had:

  •
  60,465,229 shares of common stock (including shares of unvested restricted common stock) issued and outstanding,

  •
  3,627,131 shares of Series A Cumulative Convertible Redeemable Preferred Stock (the "Series A preferred stock") issued and outstanding,

  •
  1,961,345 shares of Series D Cumulative Convertible Preferred Stock (the "Series D preferred stock") authorized, none of which are currently outstanding, and

  •
  1,500,000 shares of Series C Junior Participating Preferred Stock (the "Series C preferred stock") reserved for issuance to holders pursuant to our stockholders rights plan, none of which are currently outstanding.

        In addition, as of December 31, 2005, we have reserved 3,627,131 shares of common stock for issuance upon conversion of outstanding Series A preferred stock, 446,476 shares of common stock for issuance upon exercise of outstanding employee stock options and 16,650,124 shares of common stock for issuance upon redemption of outstanding limited partnership units of Macerich Partnership and Wilmorite Holdings.

        The Series A preferred stock and the Series D preferred stock are on parity with each other and can each be converted into shares of our common stock based on a formula set forth in the applicable articles supplementary. As of the date of this prospectus supplement, the conversion ratio is one-for-one for both of these series. Rights of holders of these series include dividend and liquidation preferences over the holders of our shares of common stock and voting rights in some circumstances. Rights of holders of the Series C preferred stock, if issued, would include dividend and liquidation preferences over the holders of shares of our common stock and the right to cast 100 votes per share of Series C preferred stock, voting as a single class with our common stock. The Series C preferred stock is junior to the Series A preferred stock and the Series D preferred stock with respect to both dividend and liquidation preferences.

        Our Charter permits our board of directors, or any duly authorized committee thereof, to classify and reclassify any unissued shares of our capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption of the classified or reclassified shares of our capital stock. The terms of any stock classified or reclassified by our board of directors or a duly authorized committee thereof in accordance with our Charter will be set forth in articles supplementary filed with the State Department of Assessments and Taxation of Maryland prior to the issuance of any classified or reclassified stock.

Issuance of Excess Shares

        Our Charter provides that in case of a "prohibited event," the relevant stock will automatically be exchanged for excess shares, to the extent necessary to ensure that the purported transfer or other event does not result in a prohibited event. A prohibited event is a purported transfer of stock or other event that will, if effective, result in any of the following:

  •
  a person owning stock in excess of the ownership limit as determined in accordance with our Charter or owning (directly or indirectly) more than a specified percentage of our common stock as determined in accordance with our Charter (that person's "percentage limitation");

  •
  shares of our common stock and preferred stock being owned by fewer than 100 persons (determined without reference to any rules of attribution);

  •
  our becoming "closely held" under Section 856(h) of the Internal Revenue Code (determined without regard to Internal Revenue Code Section 856(h)(2) and by deleting the words "the last half of" in the first sentence of Internal Revenue Code Section 542(a)(2) in applying Internal Revenue Code Section 856(h)); or

  •
  our disqualification as a REIT.

        Outstanding excess shares will be held in trust. The trustee of the trust will be appointed by us and will be independent of us, any purported record or beneficial transferee and any beneficiary of such trust (the "beneficiary"). The beneficiary will be one or more charitable organizations selected by the trustee.

        Our Charter further provides that excess shares are entitled to the same dividends as the shares of stock exchanged for excess shares (the "original shares"). The trustee, as record holder of the excess shares, is entitled to receive all dividends and distributions in respect of the excess shares as may be authorized by the board of directors and declared by us and will hold the dividends or distributions in trust for the benefit of the beneficiary. The trustee is also entitled to cast all votes that holders of the excess shares are entitled to cast. Excess shares in the hands of the trustee will have the same voting rights as original shares. Upon our liquidation, dissolution or winding up, each excess share will be entitled to receive ratably with each other share of stock of the same class or series as the original shares, the assets distributed to the holders of the class or series of stock. The trustee will distribute to the purported transferee the amounts received upon our liquidation, dissolution or winding up, but only up to the amount paid by the purported transferee, or the market price for the original shares on the date of the purported transfer, if no consideration was paid by the transferee, and subject to additional limitations and offsets set forth in our Charter.

        If, after the purported transfer or other event resulting in an exchange of stock for excess shares, dividends or distributions are paid with respect to the original shares, then the dividends or distributions will be paid to the trustee for the benefit of the beneficiary. While excess shares are held in trust, excess shares may be transferred by the trustee only to a person whose ownership of the original shares will not result in a prohibited event. At the time of any permitted transfer, the excess shares will be automatically exchanged for the same number of shares of the same type and class as the original shares. Our Charter contains provisions that prohibit the purported transferee of the excess shares from receiving in return for the transfer an amount that reflects any appreciation in the original shares during the period that the excess shares were outstanding. Our Charter requires any amount received by a purported transferee, in excess of the amount permitted to be received, to be paid to the beneficiary.

        Our Charter further provides that we may purchase, for a period of 90 days during the time the excess shares are held in trust, all or any portion of the excess shares at the lesser of the price paid for the stock by the purported transferee (or if no consideration was paid, the market price at the time of such transaction) or the market price of the relevant shares as determined in accordance with the Charter. The 90-day period begins on the date of the prohibited transfer if the purported transferee gives notice to the board of directors of the transfer or, if no notice is given, the date the board of directors determines in good faith that a prohibited transfer has been made.

        These provisions contained in our Charter will not be automatically removed even if the REIT provisions of the Internal Revenue Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Amendments to our Charter require the affirmative vote of at least two-thirds of the shares entitled to vote. In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding an acquisition of control of us without the approval of the board of directors.

        All certificates representing shares of our common stock and preferred stock bear a legend referring to the restrictions described above.

        All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5% of our outstanding stock must file an affidavit with us containing the information specified in our Charter within 30 days after January 1 of each year. In addition, these and other significant stockholders are required, upon demand, to disclose to us in writing the information with respect to their direct, indirect and constructive ownership of shares of our capital stock that our board of directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT.

Restrictions on Transfer and Ownership

        For us to qualify as a REIT under the Internal Revenue Code, both of the following conditions relating to ownership of shares must be satisfied:

  •
  not more than 50% in value of our outstanding stock (after taking into account options to acquire stock) may be owned, directly or indirectly, by five or fewer "individuals" (as defined under the Internal Revenue Code to include some entities that would not ordinarily be considered "individuals") during the last half of a taxable year; and

  •
  shares of our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

Our Charter Restricts the Ownership and Transfer of Shares of Our Capital Stock

        Subject to exceptions specified in our Charter, no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than the ownership limit. The attribution provisions are complex and may cause stock owned directly or indirectly by a group of related individuals or entities to be deemed to be owned by one individual or entity. As a result, the acquisition of less than 5% in value or in number of shares of stock (or the acquisition of an interest in an entity which owns stock) by an individual or entity could cause that individual or entity (or another individual or entity) to be deemed to own in excess of 5% in value or in number of shares of our outstanding capital stock, and thus subject that stock to the ownership limit. The board of directors, in its sole discretion (subject to certain limitations), may waive the ownership limit with respect to our stockholders, but is under no obligation to do so. As a condition of a waiver of the ownership limit, the board of directors may require opinions of counsel satisfactory to it or an agreement from the applicant that the applicant will not act to threaten our REIT status. Our Charter excludes from the ownership limit some persons and their respective families and affiliates, but provides that no excluded participant may own (directly or indirectly) more than the excluded participant's percentage limitation, as described under "—Issuance of Excess Shares."

        Our Charter provides that any purported transfer or issuance of shares, or other event, will be null and void if it results in a prohibited event. The intended transferee or purported owner in a transaction that results in a prohibited event will not acquire, and will retain no rights to, or economic interest in, those shares of stock. See "—Issuance of Excess Shares."

Stockholder Rights Plan, Selected Provisions of Maryland Law and of Our Charter and Bylaws

        In addition to the ownership limit, certain provisions of our Charter and bylaws and our stockholder rights plan may delay, defer or prevent a change of control or other transaction in which holders of some, or a majority, of our common stock might receive a premium for their common stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests. The following paragraphs summarize a number of these provisions, as well as selected provisions of the Maryland General Corporation Law.

Stockholder Rights Plan

        On November 10, 1998, we adopted a preferred share purchase rights plan (the "rights plan") and authorized a dividend distribution of one preferred share purchase right on each outstanding share of our common stock.

        The rights plan is designed to give the board of directors the time and opportunity to protect stockholder interests and encourage equal treatment of all stockholders in a takeover situation. The rights plan provides for a trigger percentage of 15% (with certain exceptions). In the event of a takeover attempt not approved by our board of directors, the holders of the rights may exercise them to purchase additional shares of our common stock at a 50% discount or, in the event of a "squeeze out" transaction where we would not be the surviving entity, acquire stock of the acquiror at a 50% discount.

        The rights plan will terminate on November 10, 2008 unless amended or extended prior to that date.

Staggered Board of Directors

        Under our Charter, the number of directors—currently nine—may be established in accordance with our bylaws. The Charter also provides that the directors are divided into three classes. Directors hold office for a term of three years and until their successors are duly elected and qualify. The classification of our board of directors may make the replacement of the majority of our incumbent directors more time consuming and difficult.

Advance Notice of Director Nominations and New Business; Procedures for Special Meetings Requested by Stockholders

        Our Charter and bylaws provide that for any stockholder proposal to be presented in connection with an annual meeting or special meeting of stockholders, including a proposal to nominate a director, the stockholder must have given timely written notice of the proposal to the Secretary. The bylaws provide that nominations to the board of directors and the proposal of business to be considered by stockholders at an annual meeting of stockholders may be made only:

  •
  pursuant to our notice of the meeting;

  •
  by or at the direction of the board of directors; or

  •
  by a stockholder who is a stockholder of record at the time such stockholder gives the notice required by our bylaws, who is entitled to vote at the meeting and who has complied with the advance notice procedures, including minimum and maximum time periods, set forth in our Charter and bylaws.

        The Charter also provides that only the business specified in the notice of meeting may be brought before a special meeting of stockholders. Nominations of persons for election to the board of directors at a special meeting of stockholders may be made only:

  •
  pursuant to the notice of the meeting;

  •
  by or at the direction of the board of directors; or

  •
  if the board of directors has determined that directors shall be elected at such meeting, by a stockholder who is a stockholder of record at the time such stockholder gives the notice required by the bylaws, who is entitled to vote at the meeting and who has complied with the advance notice provisions, including minimum and maximum time periods, set forth in the Charter or bylaws.

        The bylaws also contain special procedures applicable to a special meeting of stockholders that is called at the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting.

Exemptions for the Principals from the Maryland Business Combination Law

        Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

  •
  any person who beneficially owns ten percent or more of the voting power of the corporation's shares; or

  •
  an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

        After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by two supermajority stockholder votes, unless, among other conditions, the holders of the corporation's common stock receive a minimum price, as defined by Maryland law, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its common stock. None of these provisions of Maryland law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation before the time that the interested stockholder becomes an interested stockholder. Furthermore, a person is not an interested stockholder if the transaction by which he or she would otherwise have become an interested stockholder is approved in advance by the board of directors.

        As permitted by Maryland law, the Charter exempts from these provisions any business combination between us and the principals and their respective affiliates or related persons. As a result, these persons may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance with the supermajority vote requirements and the other provisions of the statute.

Non-Stockholder Constituencies

        Under the Charter, for the purpose of determining our and our stockholders' best interests with respect to a proposed business combination or other transaction involving a change of control of us, the board of directors must give due consideration to all relevant factors, including, without limitation, the interests of our employees, the economy, community and social interests and our and our stockholders' long-term as well as short-term interests, including the possibility that these interests may be best served by our continued independence.

Other Provisions of Our Charter

        The Charter authorizes the board of directors to classify and reclassify unissued shares and issue one or more series of common stock or preferred stock and authorize the creation and issuance of rights entitling holders thereof to purchase from us shares of stock or other securities or property.

Control Share Acquisitions

        Maryland law provides that the acquirer of certain levels of voting power in electing directors of a Maryland corporation (one-tenth or more but less than one-third, one-third or more but less than a majority and a majority or more) is not entitled to vote the shares in excess of the applicable threshold unless voting rights for the shares are approved at a meeting by holders of two-thirds of the disinterested shares or unless the acquisition of the shares has been specifically or generally approved or exempted from the statute by a provision in the corporation's charter or bylaws adopted before the acquisition of the shares. The Charter exempts from these provisions voting rights of shares owned or acquired by the principals and their respective affiliates and related persons. The bylaws also contain a provision exempting from this statute any acquisition by any person of shares of our capital stock. There can be no assurance that this bylaw will not be amended or eliminated in the future.

Amendment to Charter and Bylaws

        Amendments to the Charter require the affirmative vote of holders of not less than two-thirds of all the votes entitled to be cast on the matter. The board of directors has the exclusive power to adopt, alter or repeal any provision of the bylaws and to make new bylaws.

Director Removal

        Subject to the rights of holders of any series of preferred stock, the Charter provides that a director may be removed only for cause and only by the affirmative vote of the holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors.

Our Dissolution

        Our dissolution must be approved by our board of directors and by the affirmative vote of not less than a majority of all of the votes entitled to be cast on the matter.

Supermajority Vote for Extraordinary Corporate Actions

        Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, or engage in a share exchange or in a similar extraordinary corporate action unless approved by the corporation's board of directors and the affirmative vote of holders of at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Except for Article Ninth of the Charter, which provides that dissolution must be approved by the vote of holders of a majority of outstanding shares of our capital stock entitled to vote on the matter, our Charter does not provide for a lesser percentage in these situations.

Limitation of Liability of Directors

        The Charter includes provisions that limit the liability of our directors and officers to us and to our stockholders for money damages to the fullest extent permitted under Maryland law. The Charter also requires us to indemnify our present and former directors and officers to the maximum extent permitted under Maryland law. In addition, we have entered into indemnification agreements with our directors and some of our officers.

DESCRIPTION OF OUR COMMON STOCK

        Subject to the provisions of the Charter regarding excess shares (as described above), the holders of shares of our common stock have full voting rights, one vote for each share held of record. Subject to the provisions of the Charter regarding excess shares and the rights of holders of preferred stock, holders of our common stock are entitled to receive the dividends authorized by the board of directors out of funds legally available for this purpose. Upon our liquidation, dissolution or winding up (but subject to the provisions of the Charter and the rights of holders of preferred stock), the assets legally available for distribution to holders of our common stock will be distributed ratably among the holders of such common stock. Except as set forth in the stockholder rights plan, holders of our common stock have no preemptive or other subscription or conversion rights and no liability for further calls upon shares. Our common stock is not subject to assessment.

        The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

        Under Maryland law and the bylaws, stockholders are entitled to receive prior notice of annual and special meetings of stockholders. Notice is given to a stockholder when it is personally delivered to him or her, left at his or her residence or usual place of business, mailed to him or her at his or her address as it appears on our records or transmitted to him or her by electronic mail or other electronic means.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion summarizes the material U.S. federal income tax considerations regarding our qualification and taxation as a REIT and the material U.S. federal income tax considerations to U.S. Holders and Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the final and temporary Treasury regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor's decision to purchase shares of common stock, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, thrifts, or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, U.S. expatriates, persons that hold our common stock as part of a straddle, conversion transaction, or hedge, a holder who received our stock through the exchange of employee stock options or otherwise as compensation, persons deemed to sell our common stock under the constructive sale provisions of the Code, persons whose "functional currency" is other than the U.S. dollar, or persons who acquire or are deemed to have acquired our common stock in an exchange or for property other than cash, or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who hold our common stock as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code.

        The sections of the Code relating to qualification and operation as a REIT, and the U.S. federal income tax treatment of a REIT and its stockholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related rules and Treasury regulations.

        THIS SECTION IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO YOU REGARDING THE PURCHASE, OWNERSHIP AND SALE OF THE COMMON STOCK BEING OFFERED BY THIS PROSPECTUS SUPPLEMENT. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISOR REGARDING THE IMPACT OF POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS.

Taxation of our Company

        We have elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ending December 31, 1994. We believe that we are organized and have operated in a manner which qualifies for taxation as a REIT under the Code. We further believe that our proposed future method of operation will enable us to continue to qualify as a REIT. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on our continuing to satisfy numerous asset, income and distribution tests described below, and which depend, in part, on our operating results.

        We generally are not subject to U.S. federal income tax on the portion of our taxable income or capital gain that is distributed to stockholders annually as long as we qualify as a REIT. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that typically results from investment in a corporation.

        Notwithstanding our qualification as a REIT, we are subject to U.S. federal income tax as follows:

  •
  we are taxed at normal corporate rates on any undistributed net income (including undistributed net capital gains);

  •
  if we fail to satisfy either the 75% or the 95% gross income tests (discussed below), but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on the greater of (1) the amount by which we fail the 75% test and (2) the excess of 90% (95% in taxable years beginning on or after January 1, 2005) of our gross income over the amount of gross income attributable to sources that qualify under the 95% test, in either case, multiplied by a fraction intended to reflect our profitability;

  •
  pursuant to provisions in recently enacted legislation, if we should fail to satisfy the asset or other requirements applicable to REITs, as described below, yet nonetheless maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax;

  •
  we are subject to a tax of 100% on net income from any "prohibited transaction;"

  •
  we are subject to tax, at the highest corporate rate, on net income from (a) the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property;

  •
  if we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain income for the year and (3) any undistributed taxable income from prior years, we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (a) the amounts actually distributed plus (b) the amounts on which certain taxes are imposed on us;

  •
  if we acquire any asset from a "C corporation" (that is, a corporation generally subject to the full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we recognize gain on the disposition of the asset during a ten-year period beginning on the date that we acquired the asset, then the asset's "built-in" gain generally will be subject to tax at the highest regular corporate rate;

  •
  we are subject to the corporate alternative minimum tax, as well as additional taxes if we find ourselves in situations not presently contemplated; and

  •
  a 100% tax may be imposed on certain transactions between a REIT and a taxable REIT subsidiary that do not reflect arm's length terms.

        Several of our management companies which are referred to as "taxable REIT subsidiaries," including Macerich Management Company and Westcor Partners, LLC, are taxed on their income at regular corporate rates. We use the calendar year both for U.S. federal income tax purposes and for financial reporting purposes.

Requirements for Qualification

        To qualify as a REIT, we must elect to be treated as a REIT, and we must meet various (a) organizational requirements, (b) gross income tests, (c) assets tests and (d) annual distribution requirements.

        Organizational Requirements.    We must be organized as a corporation, trust or association:

  (1)
  that is managed by one or more trustees or directors;

  (2)
  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

  (3)
  that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

  (4)
  that is neither a financial institution nor an insurance company subject to specified provisions of the Code;

  (5)
  the beneficial ownership of which is held by 100 or more persons;

  (6)
  during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, or by application of certain constructive ownership rules, by five or fewer individuals (as defined in the Code to include some entities that would not ordinarily be considered "individuals"); and

  (7)
  that meets other tests, described below, regarding the nature of its income and assets.

        The Code provides that conditions (1) through (4) must be met during our entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Our Charter provides for restrictions regarding transfer of our capital stock, in order to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These transfer restrictions are described in "Description of Our Capital Stock—Restrictions on Transfer and Ownership."

        We are treated as having satisfied condition (6) above if we comply with the regulatory requirements to request information from our stockholders regarding their actual ownership of our stock, and do not know, or in exercising reasonable diligence would not have known, that we failed to satisfy this condition. If we fail to comply with these regulatory requirements for any taxable year we will be subject to a penalty of $25,000, or $50,000 if such failure was intentional. However, if our failure to comply was due to reasonable cause and not willful neglect, no penalties will be imposed.

        Gross Income Tests.    We must satisfy the following two separate gross income tests each year:

  •
  75% Gross Income Test.    At least 75% of our gross income (excluding gross income from prohibited transactions) must consist of income derived directly or indirectly from investments relating to real property, mortgages on real property (generally including rents from real property, dividends from other REITs, and, in some circumstances, interest on mortgages), or some types of temporary investment income.

  •
  95% Gross Income Test.    At least 95% of our gross income (excluding gross income from prohibited transactions) must consist of items that satisfy the 75% gross income test and dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of these types of income).

        In the case of a REIT which is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for U.S. federal income tax purposes. Thus, our proportionate share of the assets, liabilities and items of income of Macerich Partnership and our property partnerships will be treated as our assets, liabilities and items of income for purposes of applying the REIT requirements described in this prospectus supplement.

        Rents from Real Property.    Rents received by us qualify as "rents from real property" in satisfying the gross income tests described above if the following conditions are met. First, the amount of rent must not be based, in whole or in part, on the income or profits of any person. An amount received or accrued generally is not excluded from the term "rents from real property" solely because the amount is based on a fixed percentage or percentages of receipts or sales. Second, we, or an owner of 10% or more of our equity securities, must not directly or constructively own 10% or more of a tenant. Third, if more than 15% of the total rent we receive under the lease is attributable to personal property leased in connection with a lease of real property, then the portion of rent attributable to that personal property does not qualify as "rents from real property." Finally, we generally must not operate or manage the property, or furnish or render services to the tenants of the property, other than through an independent contractor from whom we do not derive revenue. However, we may directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only or are not otherwise considered "rendered to the occupant" for its convenience. A de minimis amount of up to 1% of the gross income may be received by us from each property from the provision of non-customary services without disqualifying all other amounts received from that property as "rents from real property." However, the de minimis amount itself will not qualify as "rents from real property" for purposes of the 75% and 95% gross income tests. In addition, we may furnish certain services (including "non-customary" services) through a taxable REIT subsidiary, which includes a corporation other than a REIT in which we hold stock and that has made a joint election with us to be treated as a taxable REIT subsidiary. As previously mentioned above, a taxable REIT subsidiary is subject to U.S. federal income tax at regular corporate rates.

        For purposes of the above, rents received from a tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of "rents from real property" if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by our taxable REIT subsidiary are substantially comparable to rents by our other tenants for comparable space. Pursuant to the American Jobs Creation Act of 2004 (the "Jobs Act"), signed into law by President Bush on October 22, 2004, whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, or modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, under the Jobs Act if a lease with a "controlled taxable REIT subsidiary" is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as "rents from real property." For purposes of this rule, a "controlled taxable REIT subsidiary" is a taxable REIT subsidiary in which we own stock representing more than 50% of the total voting power or value of the outstanding stock of such taxable REIT subsidiary. This provision is effective for taxable years beginning after December 31, 2000.

        Certain of our affiliates, including Macerich Property Management Company, LLC and Macerich Westcor Management, LLC, have provided and will continue to provide services with respect to the Centers (other than the Joint Venture Centers) and any newly-acquired, wholly-owned property of Macerich Partnership or certain of our property partnerships. We believe that all of the services so provided were and will be of the type usually or customarily rendered in connection with the rental of space for occupancy only. Therefore, the provision of those services will not cause the rents received with respect to the Centers or newly-acquired centers to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests. In addition, we have elected taxable REIT subsidiary status with respect to certain of our affiliates. If Macerich Partnership or a property partnership contemplates providing services in the future that reasonably might be expected to fail the "usual or customary" standard, it will arrange to have those services provided by an independent contractor from which neither Macerich Partnership nor the property partnership receives any income, or one of our taxable REIT subsidiaries.

        Prohibited Transactions.    Net income from prohibited transactions is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. We believe that none of the assets owned by Macerich Partnership, the property partnerships, or us are held for sale to customers. Further, the sale of any Center and associated property will not be in the ordinary course of business of Macerich Partnership, the relevant property partnership or us. We will attempt to comply with the terms of the safe harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. However, we may not always comply with the safe harbor and in the absence of the safe harbor whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the facts and circumstances, including those related to a particular property. As such, complete assurance cannot be given that we can comply with the safe harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of business."

        Our investment in the Centers directly or indirectly through Macerich Partnership and property partnerships should give rise to qualifying income in the form of rents and gains on the sales of Centers. Substantially all income derived by us from our taxable REIT subsidiaries will be in the form of dividends on the stock and equity interests owned by Macerich Partnership. While these dividends only satisfy the 95% (and not the 75%) gross income test, we anticipate that non-qualifying income on our investments (including dividend income) will not result in our failing any of the gross income tests.

        Redetermined Rents.    Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by one of our taxable REIT subsidiaries, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm's length negotiations. Rents we receive will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where generally:

  •
  Amounts are received by a REIT for services customarily furnished or rendered in connection with the rental of real property. The Jobs Act, however, eliminated this safe harbor commencing with our taxable year beginning January 1, 2005;

  •
  Amounts are excluded from the definition of impermissible tenant service income as a result of satisfying the 1% de minimis exception;

  •
  The taxable REIT subsidiary renders a significant amount of similar services to unrelated parties, and the charges for such services are substantially comparable;

  •
  Rents paid to the REIT by tenants who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rents paid by the REIT's tenants leasing comparable space who are receiving such services from the taxable REIT subsidiary, and the charge for services is separately stated; and

  •
  The taxable REIT subsidiary's gross income from the services is not less than 150% of the subsidiary's direct cost in furnishing or rendering the service.

        Relief Provisions for Failing the 75% or the 95% Gross Income Tests.    If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under provisions of the Code. Relief provisions are generally available if (1) our failure to meet the tests is due to reasonable cause and not willful neglect, (2) we attach a schedule of the sources of our income to our tax return, and (3) any incorrect information on the schedule was not due to fraud with intent to evade tax.

        The Jobs Act, however, altered the requirements associated with the income tests relief provisions. Beginning on or after October 23, 2004, the relief provisions are available for any taxable year if:

  •
  following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the Internal Revenue Service (the "IRS") setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with forthcoming Treasury regulations; and

  •
  our failure to meet these tests was due to reasonable cause and not willful neglect.

        However, it is not possible to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in "—Taxation of our Company," even if the relief provisions apply, a tax will be imposed with respect to some or all of our excess nonqualifying gross income, reduced by approximated expenses.

        Asset Tests.    We must satisfy the following four tests relating to the nature of our assets at the close of each quarter of our taxable year:

  •
  at least 75% of the value of our total assets must be represented by real estate assets (including (1) our allocable share of real estate assets held by partnerships in which we own an interest, (2) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of our company, cash, cash items and government securities and (3) stock in other REITs);

  •
  not more than 25% of our total assets may be represented by securities other than those in the 75% asset class;

  •
  of the investments included in the 25% asset class, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets (unless the issuer is a taxable REIT subsidiary), and we may not own more than 10% of the vote or value of any one issuer's outstanding securities (unless the issuer is a taxable REIT subsidiary or we can avail ourselves to the rules relating to certain securities and "straight debt" summarized below); and

  •
  not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

        For purposes of these tests, the term "securities" does not include equity or debt securities of a qualified REIT subsidiary, mortgage loans that constitute real estate assets, other securities included in the 75% asset class above, or equity interests in a partnership. The term "securities," however, generally includes debt securities issued by a partnership or another REIT. However, under the Jobs Act, "straight debt" securities and certain other obligations, including loans to individuals or estates, certain specified loans to partnerships, certain specified rental agreements and securities issued by REITs are not treated as "securities" for purposes of the "10% value" asset test. "Straight debt" means a written unconditional promise to pay on demand on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower's discretion, or similar factors (subject to certain specified exceptions), and (iii) the issuer is either not a corporation or partnership, or the only securities of the issuer held by us, and certain of our taxable REIT subsidiaries, subject to a de minimis exception, are straight debt.

        Our investment in the Centers through our interest in Macerich Partnership and property partnerships will constitute qualified assets for purposes of the 75% asset test.

        The operating partnership owns 100% of the outstanding stock of Macerich Management Company, which has elected taxable REIT subsidiary status. In addition, we and the operating partnership own indirectly 100% of the interests in Westcor Partners, LLC, which also has elected taxable REIT subsidiary status. Because we have a partnership interest in the operating partnership, we are deemed to own our pro rata share of the assets of the operating partnership, including the securities of Macerich Management Company and the interests in Westcor Partners, LLC. Macerich Property Management Company, LLC and Macerich Westcor Management, LLC are both single member limited liability companies that are disregarded for U.S. federal income tax purposes.

        Because the management companies are either taxable REIT subsidiaries or are disregarded entities for U.S. federal income tax purposes, the operating partnership does not violate the limitation on holding more than 10% of the voting securities of any one issuer. In addition, not more than 20% of our total assets consists of securities issued by the management companies that have elected taxable REIT subsidiary status.

        The above asset tests must be satisfied not only on the date that we acquire, directly or through the operating partnership, securities in the applicable issuer, but also in each quarter we acquire any security or other property, including as a result of increasing our interest in the operating partnership. After initially meeting the asset tests at the beginning of any quarter, we will not lose our REIT status if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the asset tests results from the acquisition of securities or other property during a quarter, the failure can be cured by a disposition of sufficient non-qualifying assets or acquisition of sufficient qualifying assets within 30 days after the close of that quarter. Although we believe we have satisfied the asset tests and plan to take steps to ensure that we satisfy such steps for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful, or will not require a reduction in the operating partnership's overall interest in an issuer. If we fail to cure the noncompliance with the asset tests within this 30-day period, we could fail to qualify as a REIT.

        Pursuant to the Jobs Act, and beginning on or after October 23, 2004, we may avoid disqualification for any taxable year if we fail to satisfy the asset tests after the 30 day cure period. We will be deemed to have met certain of the REIT asset tests if the value of our non-qualifying assets for such tests (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the non-qualifying assets within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by forthcoming Treasury regulations. For violations due to reasonable cause rather than willful neglect that are in excess of the de minimis exception described above or that are not violations of such asset tests, we may avoid disqualification as a REIT, after the 30 day cure period, by taking steps including (i) the disposition of sufficient assets to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by forthcoming Treasury regulations, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets, and (iii) disclosing certain information to the IRS. If we fail the asset test and cannot avail ourselves of these relief provisions, we may fail to qualify as a REIT.

        Annual Distribution Requirements.    We are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (1) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (2) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of specified items of noncash income. Dividends must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for that year and if paid on or before the first regular dividend payment after the declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular ordinary and capital gains corporate tax rates, as applicable. We may designate all or a portion of our undistributed net capital gains as being includable in the income of our stockholders as gain from the sale or exchange of a capital asset. If so, the stockholders receive an increase in the basis of their stock in the amount of the income recognized. Stockholders are also to be treated as having paid their proportionate share of the capital gains tax imposed on us on the undistributed amounts and receive a corresponding decrease in the basis of their stock. Furthermore, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for that year, (2) 95% of our REIT capital gain net income for that year and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the required distribution over the sum of (a) the amounts actually distributed and (b) the amounts on which certain taxes are imposed on us. We have made and intend to make timely distributions sufficient to satisfy all annual distribution requirements.

        From time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of those expenses in arriving at our taxable income. Further, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds our allocable share of cash attributable to that sale. Additionally, we may incur cash expenditures that are not currently deductible for tax purposes. As such, we may have less cash available for distribution than is necessary to meet our annual 90% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on specified undistributed income. To meet the 90% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on specified undistributed income, we may find it appropriate to arrange for short-term (or possibly long-term) borrowings or to pay distributions in the form of taxable stock dividends. We are required to arrange through the operating partnership any borrowings for the purpose of making distributions to stockholders.

        Under circumstances relating to any IRS audit adjustments that increase income, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being disqualified as a REIT or taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

        To elect taxation as a REIT under applicable Treasury regulations, we must maintain records and request information from our stockholders designed to disclose the actual ownership of our stock. We have complied and intend to continue to comply with these requirements.

        Affiliated REITs.    The operating partnership owns 100% of the outstanding common stock of Macerich PPR Corp., which in turn owns a 51% interest in Pacific Premier Retail Trust. These affiliated REITs must also meet the REIT tests discussed above. The failure of either of these affiliated REITs to qualify as a REIT could cause us to fail to qualify as a REIT, because we would then own (through the operating partnership) more than 10% of the securities of an issuer that was neither a REIT, a qualified REIT subsidiary nor a taxable REIT subsidiary. We believe that the affiliated REITs have been organized and operated in a manner that will permit them to qualify as REITs.

Failure to Qualify as a REIT

        If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us, nor will we be required to make those distributions. If we fail to so qualify and the relief provisions do not apply, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to specified limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

        Pursuant to the Jobs Act, and on or after October 23, 2004, we can invoke specified cure provisions for any taxable year in the event we violate a provision of the Code that would otherwise result in our failure to qualify as a REIT. These cure provisions would limit the instances causing our disqualification as a REIT for violations due to reasonable cause, and would instead require the payment of a monetary penalty.

Tax Aspects of Our Investments in Partnerships

        We hold direct or indirect interests in the operating partnership and the property partnerships (each individually a "Partnership" and, collectively, the "Partnerships"). In general, partnerships are "pass-through" entities which are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership. Further, the partners are potentially subject to tax thereon without regard to whether the partners receive a distribution from the partnership. We will include our proportionate share of the items of income, gain, loss, deduction and credit of the Partnerships for purposes of the various REIT income tests and in the computation of our REIT taxable income. See above "—Requirements for Qualification—Gross Income Tests." Any resulting increase in our REIT taxable income will increase our distribution requirements (see above "—Requirements for Qualification—Annual Distribution Requirements").

        However, these increases will not be subject to U.S. federal income tax in our hands provided that the income is distributed by us to our stockholders. Moreover, for purposes of the REIT asset tests (see above "—Requirements for Qualification—Asset Tests"), we will include our proportionate share of assets held by the Partnerships.

        Tax Allocations with Respect to Contributed Properties.    Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of the property at the time of contribution (a "Book-Tax Difference"). These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The operating partnership was formed principally by way of contributions of appreciated property. Consequently, the Partnership Agreement requires these allocations to be made in a manner consistent with Section 704(c) of the Code.

        In general, the limited partners of the operating partnership who contributed properties to it will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Partnerships of the contributed assets. This will tend to eliminate the Book-Tax Difference over the life of the Partnerships. However, the special allocation rules of Section 704(c) do not always rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Under the applicable Treasury regulations, special allocations of income and gain and depreciation deductions must be made on a property-by-property basis. Depreciation deductions resulting from the carryover basis of a contributed property are used to eliminate the Book-Tax Difference by allocating these deductions to the non-contributing partners (i.e., the REIT and the other non-contributing partners) up to the amount of their share of book depreciation. Any remaining tax depreciation for the contributed property would be allocated to the partners that contributed the property. The operating partnership intends to elect the traditional method of rectifying the Book-Tax Difference under the applicable Treasury regulations, under which, if depreciation deductions are less than the non-contributing partners' share of book depreciation, then the non-contributing partners lose the benefit of these deductions ("ceiling rule"). When the property is sold, the resulting tax gain is used to the extent possible to eliminate the Book-Tax Difference (reduced by any previous book depreciation). Because of the application of the ceiling rule it is anticipated that tax depreciation will be allocated substantially in accordance with the percentages of Macerich Partnership units held by us and the limited partners of the operating partnership, notwithstanding Section 704(c) of the Code. Thus, the carryover basis of the contributed assets in the hands of the Partnerships will cause us to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of those contributed assets in excess of the economic or book depreciation allocated to them, and possibly the economic and book income or gain allocated to them as a result of the sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See above "—Requirements for Qualification—Annual Distribution Requirements."

Taxation of Stockholders

  Taxation of Taxable U.S. Holders

        U.S. Holder and Non-U.S. Holder.    For purposes of this summary, a "U.S. Holder" is a beneficial owner of our common stock that is:

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  a citizen or resident of the United States;

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  a corporation or entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision of the United States;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust if it (1) is subject to the primary supervision of a court within the United States, and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        If a partnership, or entity treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

        A beneficial owner of our common stock that is an individual, a corporation or entity treated as a corporation for U.S. federal income tax purposes, an estate or trust and not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

        Distributions.    As long as we qualify as a REIT, distributions made to our taxable U.S. Holders will be taxed as follows:

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  Distributions out of current or accumulated earnings and profits (and not designated as capital gain dividends) generally constitute ordinary dividend income to U.S. Holders and will not be eligible for the dividends received deduction for corporations.

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  Distributions in excess of current and accumulated earnings and profits are not taxable to a U.S. Holder to the extent that they do not exceed the adjusted basis of the U.S. Holder's shares, but rather reduce the adjusted basis of those shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a U.S. Holder's shares, they are to be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the U.S. Holder.

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  Distributions designated as capital gain dividends constitute long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. Holder has held its stock. Corporate U.S. Holders may be required to treat up to 20% of some capital gain dividends as ordinary income.

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  Distributions declared by us in October, November or December of any year payable to a U.S. Holder of record on a specified date in October, November or December will be treated as both paid by us and received by the U.S. Holder on December 31 of that year, provided that the distribution is actually paid by us during January of the following calendar year.

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  U.S. Holders may not include in their individual income tax returns any of our net operating losses or capital losses.

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  In determining the extent to which a distribution constitutes a dividend for tax purposes, the Company's earnings and profits generally will be allocated first to distributions with respect to any preferred stock prior to allocating any remaining earnings and profits to distributions on our common stock. If we have net capital gains and designate some or all of our distributions as capital gain dividends to that extent, although the tax treatment is not entirely clear, we intend to allocate the capital gain dividends among different classes of stock in proportion to the allocation of earnings and profits as described above.

        Tax Rates.    The maximum tax rate of non-corporate taxable U.S. Holders for long-term capital gains, including capital gain dividends, and for certain dividends, has generally been reduced to 15%. Short-term capital gains recognized by non-corporate taxpayers are taxed at ordinary income rates (of up to 35% through 2010). Gains recognized by corporate taxpayers (other than tax-exempt taxpayers) are subject to U.S. federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains.

        In general, dividends paid by REITs are not eligible for the reduced 15% tax rate on corporate dividends, except to the extent the REIT's dividends are attributable either to dividends received from taxable corporations (such as our taxable REIT subsidiaries), to income that was subject to tax at the corporate (REIT) level or to dividends properly designated by us as capital gain dividends. Although these tax rates, which were changed as part of the Jobs and Growth Tax Relief Reconciliation Act of 2003, do not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable treatment of regular corporate dividends could cause investors who are not corporations to consider stocks of other corporations that pay dividends as more attractive relative to stock of REITs. The currently applicable provisions of the U.S. federal income tax laws relating to the 15% tax rate are currently scheduled to "sunset" or revert back to the provisions of prior law effective for taxable years beginning after December 31, 2008, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income.

        Sale or Other Disposition of Common Stock.    Upon a sale, repurchase or other taxable disposition of common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received on the sale or other disposition and such holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder's holding period for the common stock is more than one year. In general, any loss upon a sale or exchange of shares by a U.S. Holder, if such holder has held the shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from us required to be treated by such holder as long-term capital gain. The deductibility of capital losses is subject to a number of limitations.

        Backup Withholding and Information Reporting.    Information with respect to dividends paid on our common stock and proceeds from the sale or other disposition of our common stock may be required to be reported to U.S. Holders and to the IRS. This obligation, however, does not apply with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations.

        A U.S. Holder may be subject to backup withholding (currently at a rate of 28%) with respect to distributions paid on our common stock, or with respect to proceeds received from a sale or other disposition of our common stock. Backup withholding will not apply, however, if the U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates such fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable backup withholding rules. To establish status as an exempt person, a U.S. Holder will generally be required to provide certification on IRS Form W-9.

        U.S. Holders should consult their personal tax advisor regarding their qualification for an exemption from backup withholding and the procedures of obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

        Treatment of Tax-Exempt Holders.    Distributions on our common stock to a tax-exempt employee pension trust, or other domestic tax-exempt stockholder, generally will not constitute unrelated business taxable income ("UBTI"), unless the stockholder has borrowed to acquire or carry our common stock. However, qualified trusts that hold more than 10% (by value) of some REITs may be required to treat a specified percentage of those REITs' distributions as UBTI. This requirement will apply only if (1) the REIT would not qualify for U.S. federal income tax purposes but for the application of a "look-through" exception to the "five or fewer" requirement applicable to shares held by qualified trusts and (2) the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held if either (1) a single qualified trust holds more than 25% by value of the REIT interests; or (2) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less specified associated expenses) of the REIT. A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For those purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. Because the provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "five or fewer" requirement without relying upon the "look-through" exception, the restrictions on ownership of our stock in our Charter generally should prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing our stock, absent approval by our Board of Directors.

        Taxation of Non-U.S. Holders.    This section provides a brief summary of the complex rules governing U.S. federal income taxation of Non-U.S. Holders. Prospective Non-U.S. Holders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in our common stock, including any reporting requirements.

        Distributions.    Distributions that are not attributable to gain from sales or exchanges by us of U.S. real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions will ordinarily be subject to a withholding tax of 30% of the gross amount of the distribution, unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the shares is treated as effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business (through a U.S. permanent establishment, if a Non-U.S. Holder is entitled to the benefits of an applicable tax treaty and such tax treaty so requires as a condition for taxation), the Non-U.S. Holder generally will be subject to a tax at graduated rates, in the same manner that U.S. Holders are taxed with respect to distributions of this kind (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).

We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions of this kind made to a Non-U.S. Holder, unless (1) the Non-U.S. Holder files an IRS Form W-8BEN with us certifying that a lower treaty rate applies, or (2) the Non-U.S. Holder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

        Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Holder to the extent that these distributions do not exceed the adjusted basis of a Non-U.S. Holder's shares, but rather will reduce the adjusted basis of those shares. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Holder's shares, these distributions will give rise to tax liability if the Non-U.S. Holder would otherwise be subject to tax on any gain from the sale or disposition of his or her shares in us, as described below. If it cannot be determined, at the time a distribution is made, whether or not that distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable by the IRS if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits and the proper forms are filed with the IRS by the Non-U.S. Holder on a timely basis.

        For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a Non-U.S. Holder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Holder as if the gain were effectively connected with a U.S. business. Non-U.S. Holders would thus be taxed at the normal capital gain rates applicable to U.S. Holders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption. We are required by applicable Treasury regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend. This amount is creditable against the Non-U.S. Holder's FIRPTA tax liability.

        Notwithstanding the foregoing and effective for the taxable year beginning January 1, 2005, distributions (including capital gain distributions) with respect to any class of stock of a REIT that is regularly traded on an established securities market located in the United States will not be treated as gain recognized from the sale or exchange of a U.S. real property interest if the Non-U.S. Holder does not own more than 5% of such class of stock at any time during the 1-year period ending on the date of distribution. Any such capital gain distribution will be treated as an ordinary dividend.

        Sale, Exchange or Other Disposition of Common Stock.    Gain recognized by a Non-U.S. Holder upon a sale, redemption, repurchase or other disposition of our common stock generally will not be taxable to a Non-U.S. Holder in the U.S. unless (1) investment in the shares is effectively connected with the Non-U.S. Holder's United States trade or business (through a U.S. permanent establishment, if a Non-U.S. Holder is entitled to the benefits of an applicable tax treaty and such tax treaty so requires as a condition for taxation), in which case the Non-U.S. Holder generally will be subject to the same treatment as U.S. Holders with respect to the gain and if such Non-U.S. Holder is a corporation, may also be subject to the branch profits tax described above; (2) the Non-U.S. Holder is a nonresident alien individual who was present in the United States for more than 182 days during the taxable year and other requirements are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains; or (3) we are not a "domestically controlled REIT"

(defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons), in which case gain recognized by a Non-U.S. Holder will be taxable under FIRPTA. We currently anticipate that we constitute a domestically controlled REIT, although there can be no assurance that we will retain that status. If we are not a domestically controlled REIT, gain recognized by a Non-U.S. Holder with respect to any class of our stock that is regularly traded on an established securities market will nevertheless be exempt under FIRPTA if that Non-U.S. Holder at no time owned more than five percent of such class of stock. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as U.S. Holders with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

        Backup Withholding and Information Reporting.    Information may be required to be reported to Non-U.S. Holders and to the IRS concerning the amount of any dividends paid on our common stock. Under current U.S. federal income tax law, backup withholding tax (at the rate of 28%) will not apply to dividend payments on our common stock if the required certifications of exempt status are received, provided in each case that the payor, including a bank or its paying agent, as the case may be, does not have actual knowledge or reason to know that the payee is a nonexempt person.

        Under the Treasury regulations, payments on the sale, exchange or other disposition of our common stock effected through a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, a foreign partnership with significant U.S. ownership or, if at any time during its taxable year, the foreign partnership is engaged in a U.S. trade or business, or a U.S. branch of a foreign bank or insurance company, then information reporting will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and the broker has no actual knowledge that the beneficial owner is not entitled to an exemption. Backup withholding may apply if the sale is subject to information reporting and the broker has actual knowledge that the beneficial owner is a U.S. person.

        The information reporting and backup withholding rules will apply to payments effected at a U.S. office of any U.S. or foreign broker, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and the broker has no actual knowledge that the beneficial owner is not entitled to an exemption.

        Non-U.S. Holders should consult their own tax advisors regarding the application of withholding and backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from withholding, information reporting and backup withholding under the current Treasury regulations. Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the Non-U.S. Holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by such holder to the IRS.

Other Tax Considerations

        Taxable REIT Subsidiaries.    A portion of the cash to be used by the operating partnership to fund distributions to partners, including us, may come from the taxable REIT subsidiaries through distributions on the stock or limited liability company interests that will be held by the operating partnership. The taxable REIT subsidiaries will receive income from the operating partnership, the property partnerships and unrelated third parties. Because we, the operating partnership and the taxable REIT subsidiaries are related through stock or other ownership, income of the taxable REIT subsidiaries from services performed for us and the operating partnership may be subject to rules under which additional income may be allocated to the taxable REIT subsidiaries. The taxable REIT subsidiaries will pay federal and state income tax at the full applicable corporate rates on their income prior to payment of any distributions. The taxable REIT subsidiaries will attempt to minimize the amount of these taxes, but there can be no assurance whether, or the extent to which, measures taken to minimize taxes will be successful. To the extent that the taxable REIT subsidiaries are required to pay federal, state or local taxes, the cash available for distribution by us to stockholders will be reduced accordingly.

        Possible Legislative or Other Actions Affecting Tax Consequences.    You should recognize that the present U.S. federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could affect the tax consequences of an investment in us.

        State and Local Taxes.    We and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in any securities being offered by this prospectus supplement.

UNDERWRITING

        Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., as joint book-running managers and underwriters, have agreed, subject to the terms and conditions of the underwriting agreement, to purchase from us, and we have agreed to sell to them, the number of shares of common stock as set forth in the following table:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.

Total

        The underwriting agreement provides that the obligation of the underwriters to purchase the common stock is subject to specified conditions, including the delivery of specified legal opinions by their counsel as well as other conditions. Subject to the terms and conditions of the underwriting agreement, the underwriters are obligated to purchase all of the shares of the common stock, if they purchase any of the shares of the common stock. After the common stock is released for sale, the underwriters may change the offering price and other selling terms.

        We have granted to Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. an option exercisable within 30 days of the date of the underwriting agreement to purchase up to an additional              shares of common stock.

        We and our executive officers and certain of our directors have agreed not to, directly or indirectly, without the prior written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., for a period of 90 days after the date of the final prospectus supplement (the "Lock Up Period"), directly or indirectly: (i) offer, pledge, sell, contract to sell (including any short-sales), sell any option, or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common stock or any security convertible or exercisable or exchangeable for common stock (including, without limitation, any security that may be deemed to be beneficially owned by such persons or entities in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant); (ii) enter into any Hedging Transaction (as defined below) relating to, or any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of, the common stock or any security convertible or exercisable or exchangeable for common stock; or (iii) publicly disclose the intention to effect any transaction described in the preceding clauses; in the case of each of the proceeding clauses whether any such transaction is to be settled by delivery of common stock or such other securities, cash, or otherwise (each of any of the foregoing in clause (i), (ii) or (iii), a "Disposition"). In addition, we have agreed not to file with the SEC a registration statement under the Securities Act relating to any additional common stock, or securities convertible into, or exchangeable for, common stock, and each of our executive officers and certain of our directors has agreed that he or she will not, during the Lock Up Period, make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case, without the prior written consent of each of Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. The foregoing restrictions are expressly intended to preclude us, our executive officers and certain of our directors from engaging in any Hedging Transaction or other transaction which is designed to or is reasonably expected to lead to or result in a Disposition during the Lock Up Period even if the securities would be disposed of by someone other than us or our executive officers or directors. "Hedging Transaction" means any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the common stock. Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., in their sole discretion, may release any of the securities subject to these restrictions at any time without notice to you.

        The lock up agreements are subject to some exceptions, including, among others: (i) the issuance and sale of the common stock offered by this prospectus supplement; (ii)  the issuance of shares, if any, of common stock upon conversion or redemption of any preferred stock or any Macerich Partnership or MACWH, L.P. (formerly Wilmorite Holdings) interests outstanding on the date of this prospectus supplement; (iii) grants of options and shares of common stock under existing employee benefit plans; (iv) common stock issued upon exercise of currently outstanding options and sales thereof; (v) securities issued in connection with a merger, acquisition or similar transaction and the registration of such securities; (vi) shares sold in connection with the "cashless" exercises of options or the surrender of shares of common stock to pay the exercise price of options; (vii) following the date that is two weeks after the date of the final prospectus supplement, sales of up to an aggregate of 200,000 shares of common stock by our executive officers and directors subject to the lock up agreements; (viii) common stock or any security convertible into or exercisable or exchangeable for common stock transferred by gift, will or intestacy; and (ix) pledges of shares of our common stock existing on the date of the lock up agreement the transfer of shares of common stock pursuant to the valid exercise by a lienholder of any such pledge over such shares. Clause (vii) will not apply to, and clause (viii) will be subject to some additional limitations with respect to, Messrs. Arthur and Edward Coppola. There are no agreements between the underwriters and any of our stockholders or affiliates releasing them from these lock up agreements prior to the expiration of the 90-day period.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than Deutsche Bank Securities Inc.'s and J.P. Morgan Securities Inc.'s option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common stock or purchasing common stock in the open market. In determining the source of common stock to close out the covered short position, the underwriters will consider, among other things, the price of common stock available for purchase in the open market as compared to the price at which they may purchase common stock through the option. "Naked" short sales are sales in excess of the option. The underwriters must close out any naked short position by purchasing common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be a downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of certain bids for or purchases of the common stock made by the underwriters in the open market prior to the completion of the offering. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

        The underwriting agreement provides that we will indemnify the underwriters against certain liabilities, including any liabilities under the Securities Act, or will contribute to any payments the underwriters may be required to make for such liabilities.

        The underwriters and their affiliates have provided, from time to time, and may continue to provide, investment banking, financial and other services to us, for which we have paid, and intend to pay, customary fees. In addition, Deutsche Bank Securities Inc. served as sole arranger for the three credit facilities that we entered into in connection with the Wilmorite acquisition: our new $1.1 billion credit facility, our amended and restated $1.0 billion revolving line of credit and our amended and restated $250 million term loan. As described under "Use of Proceeds," we will use a part of the net proceeds from this offering to repay a portion of the borrowings outstanding under our $1.1 billion credit facility, specifically the amount outstanding under the $650 million interim loan facility. We intend to use any remaining net proceeds to pay the purchase price for Valley River Center and to repay other outstanding indebtedness, which may include borrowings under any of these three credit facilities. Affiliates of each of Deutsche Bank Securities, Inc. and J.P. Morgan Securities, Inc. are lenders under each such credit facility and therefore will receive a portion of the net proceeds from this offering through the repayment of those borrowings. This offering is being made pursuant to NASD Rule 2710(h).

ERISA CONSIDERATIONS

        The common stock may be purchased and held by an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or by an individual retirement account or other plan subject to Section 4975 of the Code. A fiduciary of an employee benefit plan subject to ERISA must determine that the purchase and holding of the common stock is consistent with its fiduciary duties under ERISA. The fiduciary of an ERISA plan, as well as any other prospective investor subject to Section 4975 of the Code or any similar law, must also determine that its purchase and holding of the common stock does not result in a non-exempt prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code or similar law. Each purchaser and transferee of the common stock who is subject to ERISA and/or Section 4975 of the Code or a similar law will be deemed to have represented by its acquisition and holding of the common stock that its acquisition and holding of the common stock does not constitute or give rise to a non-exempt prohibited transaction under ERISA, Section 4975 of the Code or any similar law.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

        We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. You should call the SEC at (800) SEC-0330 for further information on the public reference rooms. Our filings are also available to the public at the SEC's website at http://www.sec.gov. In addition, documents filed by us with the SEC can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10002.

        We "incorporate by reference" information into this prospectus supplement. This means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information that is superseded by information that is included directly in this document.

        We incorporate by reference the documents listed below that we have previously filed with the SEC. They contain important information about us and our financial condition. We also incorporate by reference all future documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than information furnished under Item 2.02 or Item 7.01 of any Form 8-K that is listed below or that is filed in the future, which information is not deemed filed under the Exchange Act), until the initial purchasers have sold all of the securities offered hereby.

  •
  Annual Report on Form 10-K filed with the SEC on March 25, 2005;

  •
  Quarterly Reports on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 6, 2005, for the quarter ended June 30, 2005 filed with the SEC on August 9, 2005 and for the quarter ended September 30, 2005 filed with the SEC on November 8, 2005; and

  •
  Current Reports on Form 8-K filed with the SEC on February 9, 2005, April 29, 2005 (as amended by the Form 8-K/A filed with the SEC on July 5, 2005), September 29, 2005 and January 12, 2006.

        Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement, or in any subsequently filed document that is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

        You may obtain any of the documents incorporated by reference in this prospectus supplement through us or from the SEC through the SEC's website at the address indicated above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into the information that this prospectus supplement incorporates. You may obtain documents incorporated by reference in this prospectus supplement by requesting them in writing or by telephone from us at the following address:

The Macerich Company
401 Wilshire Boulevard
Suite 700
Santa Monica, California 90401
(310) 394-6000
Attention: Corporate Secretary

LEGAL MATTERS

        Certain legal matters with respect to this offering will be passed upon for us by O'Melveny & Myers LLP, Los Angeles, California, and by Venable LLP, Baltimore, Maryland, with respect to matters of Maryland law. Certain legal matters with respect to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

PROSPECTUS

        We may offer from time to time shares of our common stock, $.01 par value.

        Prospectus supplements will be filed and other offering material may be provided at later dates that will contain specific terms of each offering of shares of common stock.

        You should read this prospectus and any prospectus supplements or other offering material filed or provided by us carefully before you decide to invest.

        Our principal executive offices are located at 401 Wilshire Boulevard, No. 700, Santa Monica, California 90401, and our telephone number is (310) 394-6000. Our common stock is listed on the New York Stock Exchange under the symbol "MAC."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 12, 2006.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed our registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 with respect to the securities being offered by this prospectus. You may read and copy any document that we file with the SEC, including the registration statement and the exhibits to the registration statement, at the SEC's public reference facility at:

              Securities and Exchange Commission
              Room 1500
              100 F Street, N.E.
              Washington D.C. 20549

You may call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public at the SEC's web site at www.sec.gov.

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference room listed above, or through the web site listed above. In addition, you may inspect and copy reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

        The SEC allows us to "incorporate by reference" in this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede the information included or incorporated by reference in this prospectus. We incorporate by reference in this prospectus the following information:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

  •
  our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005;

  •
  our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005;

  •
  our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005;

  •
  our Current Report on Form 8-K filed on February 9, 2005;

  •
  our Current Report on Form 8-K filed on April 29, 2005 (as amended by a Form 8-K/A filed on July 5, 2005);

  •
  our Current Report on Form 8-K filed on September 29, 2005;

  •
  our Current Report on Form 8-K filed on January 12, 2006; and

  •
  the descriptions of our common stock and our preferred share purchase rights which are contained in registration statements filed under the Securities Exchange Act of 1934, including any amendment or reports filed for the purpose of updating such descriptions.

        We also incorporate by reference any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                Corporate Secretary
                The Macerich Company
                401 Wilshire Boulevard, No. 700
                Santa Monica, California 90401
                Telephone: (310) 394-6000

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LEGAL MATTERS

        Certain legal matters will be passed upon for us by O'Melveny & Myers LLP, Los Angeles, California, and by Venable LLP, Baltimore, Maryland, with respect to matters of Maryland law.

EXPERTS

        The consolidated financial statements of The Macerich Company as of and for the year ended December 31, 2004, the related financial statement schedules, and management's report on the effectiveness of internal control over financial reporting as of December 31, 2004 incorporated in this prospectus by reference from The Macerich Company's Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Pacific Premier Retail Trust as of and for the year ended December 31, 2004 and the related financial statement schedule incorporated in this prospectus by reference from The Macerich Company's Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of The Macerich Company as of December 31, 2003 and for each of the two years in the period ended December 31, 2003 and the consolidated financial statements of Pacific Premier Retail Trust as December 31, 2003 and for each of the two years in the period ended December 31, 2003, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of SDG Macerich Properties, L.P., as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, incorporated by reference in this prospectus, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report appearing in our Annual Report on Form 10-K for the year ended December 31, 2004, and have been so incorporated in reliance on such report, given on the authority of such firm as experts in auditing and accounting.

        The consolidated financial statements of Wilmorite Holdings, L.P., as of December 31, 2004 and 2003 and for each of the two years in the period ended December 31, 2004, included in The Macerich Company's Current Report on Form 8-K dated July 5, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus supplement and the accompanying prospectus. You must not rely on unauthorized information or representations.

This prospectus supplement and the accompanying prospectus do not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

The information in this prospectus supplement and the accompanying prospectus are current as of the respective dates on their covers, and may change after such dates. For any time after the respective cover dates of this prospectus supplement and the accompanying prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus supplement and the accompanying prospectus is correct, nor do we imply those things by delivering this prospectus supplement and the accompanying prospectus or selling securities to you.

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Deutsche Bank Securities

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SUMMARY
Our Company
THE OFFERING
Risk Factors
Summary Consolidated Financial Information
Summary Unaudited Pro Forma Consolidated Operating Data
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
COMMON STOCK MARKET DATA
DESCRIPTION OF OUR CAPITAL STOCK
DESCRIPTION OF OUR COMMON STOCK
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
ERISA CONSIDERATIONS
WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE
LEGAL MATTERS
  PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS